Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

INFOBLOX INC.

at

$26.50 Net Per Share

by

INDIA MERGER SUB, INC.,

a wholly-owned subsidiary of

DELTA HOLDCO, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, AT THE END OF NOVEMBER 4, 2016, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of September 16, 2016 (the “Merger Agreement”), by and among Delta Holdco, LLC, a Delaware limited liability company (“Parent”), India Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and Infoblox Inc., a Delaware corporation (the “Company”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) at a price of $26.50 per Share, net to the seller in cash, without interest thereon, less any applicable deductions or withholding taxes required by applicable law (the “Per Share Amount”), upon the terms and subject to the conditions set forth in this offer to purchase dated October 7, 2016 (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Company will merge (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Parent, Purchaser or the Company (as treasury stock), any wholly-owned subsidiary of Parent, Purchaser or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the effective time of the Merger be converted into the right to receive the Per Share Amount.

On September 16, 2016, after careful consideration, the board of directors of the Company (the “Board”) unanimously (i) determined that the Offer, the Merger and the transactions contemplated by the Merger Agreement (the “Transactions”), taken together, are on terms that are fair to, advisable and in the best interests of the Company and its stockholders (other than Parent and its subsidiaries); (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other Transactions on the terms and subject to the conditions set forth in the Merger Agreement, including that the Merger shall be governed by and effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and that the Merger shall be consummated as soon as practicable following the acceptance by Purchaser for payment all Shares validly tendered and not validly withdrawn pursuant this Offer (the “Acceptance Time”); (iii) resolved to recommend that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) to the extent permitted by applicable law, resolved to elect that any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws or regulations (including Section 203 of the DGCL) of any jurisdiction that purports to be applicable to the Company, Parent, the Surviving Corporation, Purchaser, the Transactions or the Merger Agreement, shall not be applicable to the Company, Parent, the Surviving Corporation, Purchaser, the Transactions or the Merger Agreement.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things:

(a) there being validly tendered and received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn prior to 12:00 midnight, New York City time, at the end of November 4, 2016 (the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended, the “Expiration Date”) a number of Shares that, when added to the Shares, if any, owned by Purchaser or its affiliates, represents in the aggregate at least one share more than 50% of the Shares outstanding as of the Expiration Time (the “Minimum Tender Condition”),

(b) either (i) the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from Bank of America, N.A. (“BofA”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), Royal Bank of Canada (“RBC”), RBC Capital Markets (“RBCCM”), Barclays (“Barclays”), Deutsche Bank Securities Inc. (“DBSI”), Deutsche Bank AG New York Branch (“DBNY”), Macquarie Capital (USA) Inc. (“Macquarie Capital”) and Macquarie Capital Funding LLC (“Macquarie Lender” and together with any of BofA, MLPFS, RBC, RBCCM, Barclays, DBSI, DBNY, Macquarie Capital and each of their designated affiliates, the “Debt Commitment Parties”), pursuant to which, and subject to the terms and conditions thereof, the Debt Commitment Parties have committed to lend the amounts set forth therein to Purchaser for the purpose of funding the transactions contemplated by the Merger Agreement (the “Debt Financing”) (or any alternative financing) or (ii) the Debt Commitment Parties (or alternative financing providers) have irrevocably confirmed in writing to Parent that the Debt Financing will be funded and available at the closing of the Offer (if the equity financing is funded) in an amount sufficient to consummate the closing of the Offer,

(c) the fifteen (15) consecutive business day marketing period for the Debt Financing is completed,

(d) the expiration or termination of any waiting period applicable to the Transactions (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the obtainment of all applicable clearances and authorizations required by the antitrust laws of Germany,

(e) there not being any applicable law, judgment, injunction, order or decree of any governmental authority of competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger or restraining or prohibiting Parent or Purchaser from exercising full rights of ownership in the Shares purchased pursuant to the Offer. The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer,” and

(f) the Merger Agreement having not been validly terminated in accordance with its terms and the Offer having not been terminated in accordance with the terms of the Merger Agreement (the “Termination Condition”).

A summary of the principal terms of the Offer appears on pages 1 through 11 of this Offer to Purchase under the heading “Summary Term Sheet”. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), pursuant to the instructions set forth in the Letter of Transmittal, and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. Such institutions may establish their own earlier deadline for participation in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to participate in the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Innisfree M&A Incorporated (“Innisfree”), as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

i

ii

SUMMARY TERM SHEET

India Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Delta Holdco, LLC, a Delaware limited liability company, is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per Share, of Infoblox Inc., a Delaware corporation, at a price of $26.50, net to the seller in cash without interest (less any applicable withholding taxes or deductions required by applicable law), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and where appropriate, Parent and Purchaser, collectively.

Securities Sought	All outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Infoblox Inc., a Delaware corporation (the “Company”).

Price Offered Per Share	$26.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes or deductions required by applicable law.

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of November 4, 2016, unless the Offer is extended or terminated. See Section 1—“Terms of the Offer.”

Purchaser	India Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Delta Holdco, LLC, a Delaware limited liability company. Delta Holdco, LLC is an affiliate of Vista Equity Partners Fund VI, L.P., a Cayman Islands exempted limited partnership.

The Company’s Board of Directors Recommendation	The board of directors of the Company (the “Board”) has unanimously recommended that the stockholders of the Company tender their Shares in the Offer.

Who is offering to buy my Shares?

India Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Delta Holdco, LLC, a Delaware limited liability company (“Parent), is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which the Company will become a subsidiary of Parent through the Merger. The sole member of Parent is Delta Topco, LLC, a Delaware limited liability company (“Topco”). Vista Equity Partners Fund VI, L.P., a Cayman Islands exempted limited partnership (“VEPF VI”), is the sole member of Topco. See the “Introduction,” Section 8—“Certain Information Concerning Parent and Purchaser” and Schedule I—“Directors and Executive Officers of Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser merge with and into the Company, with the Company as the surviving entity (the “Surviving Corporation”). Upon consummation of the Merger, the Surviving Corporation would be a wholly-owned subsidiary of Parent. See Section 12—“Purpose of the Offer; Plans for the Company.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $26.50 per Share, net to you in cash, without interest and less any applicable withholding taxes or deductions required by applicable law. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger entered into by Parent, Purchaser and the Company on September 16, 2016 provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement” and Section 15—“Certain Conditions of the Offer.”

What are the most significant conditions of the Offer?

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement (the “Tender Offer Conditions”), including, among other things:

•	there being validly tendered and received and not validly withdrawn prior to 12:00 midnight, New York City time, at the end of November 4, 2016 (the “Expiration Time”) a number of Shares that, when added to the Shares, if any, owned by Purchaser or its affiliates, represents in the aggregate at least one share more than 50% of the Shares outstanding as of the Expiration Time (the “Minimum Tender Condition”);

•	either (i) the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from Bank of America, N.A. (“BofA”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), Royal Bank of Canada (“RBC”), RBC Capital Markets (“RBCCM”), Barclays (“Barclays”), Deutsche Bank Securities Inc. (“DBSI”), Deutsche Bank AG New York Branch (“DBNY”), Macquarie Capital (USA) Inc. (“Macquarie Capital”) and Macquarie Capital Funding LLC (“Macquarie Lender” and together with any of BofA, MLPFS, RBC, RBCCM, Barclays, DBSI, DBNY, Macquarie Capital and each of their designated affiliates, the “Debt Commitment Parties”), pursuant to which, and subject to the terms and conditions thereof, the Debt Commitment Parties have committed to lend the amounts set forth therein to Purchaser for the purpose of funding the transactions contemplated by the Merger Agreement (the “Debt Financing”) (or any alternative financing) or (ii) the Debt Commitment Parties (or alternative financing providers) have irrevocably confirmed in writing to Parent that the Debt Financing will be funded and available at the closing of the Offer (if the equity financing is funded) (such confirmation, the “Financing Confirmation”) in an amount sufficient to consummate the closing of the Offer (the foregoing condition is referred to as the “Financing Proceeds Condition”);

•	the fifteen (15) consecutive business day marketing period for the Debt Financing is completed;

•	the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement (the “Transactions”), including the Offer and the Merger, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the obtainment of all applicable clearances and authorizations required by the antitrust laws of Germany (the “Regulatory Condition”); and

•	there not being any applicable law, judgment, injunction, order or decree of any governmental authority of competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger or restraining or prohibiting Parent or Purchaser from exercising full rights of ownership in the Shares purchased pursuant to the Offer (the “Restraint Condition).

According to the Company, as of the close of business on September 15, 2016, there were 56,186,235 Shares issued and outstanding (excluding options, restricted stock units, market stock units and shares reserved for purchase under the Company’s 2012 Employee Stock Purchase Plan), 1,979,640 Shares issuable upon exercise of outstanding stock option grants, 3,630,462 restricted stock units, 161,569 market stock units at target level, 4,892,825 Shares reserved for future awards under the Company’s equity plans and 916,619 Shares reserved for purchase under the Company’s 2012 Employee Stock Purchase Plan with respect to any ongoing offering period.

Assuming no additional Shares are issued after September 15, 2016, based on the Shares outstanding on September 15, 2016, the aggregate number of Shares Purchaser must acquire in the Offer, together with Shares then-owned by Parent or Purchaser, in order to satisfy the Minimum Tender Condition equals 28,093,118 Shares, which represents one (1) Share more than fifty percent (50%) of the Shares issued and outstanding as of September 15, 2016.

The Offer is also subject to a number of other conditions. We can waive some of the conditions of the Offer without the consent of the Company. We cannot, however, waive the Minimum Tender Condition, the Regulatory Condition, the Termination Condition or the Restraint Condition (as defined in Section 15—“Certain Conditions of the Offer”), without the written consent of the Company. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?

Purchaser estimates that it will need up to approximately $1.6 billion to purchase all of the issued and outstanding Shares in the Offer, consummate the Merger and the other transactions contemplated by the Merger Agreement and to pay related fees and expenses at the closing of the Transactions. Parent has received the Debt Commitment Letter, pursuant to which its lenders have agreed to provide it with (i) a $500 million senior secured first lien term loan facility (the “First Lien Term Loan”); (ii) a $250 million senior secured second lien term loan facility; and (iii) a $50 million senior secured revolving credit facility. Subject to certain conditions, the term loans provided with respect to the Debt Financing will be fully drawn on the date of the closing of the Merger and available to Purchaser to finance the Offer and the Merger and pay related fees and expenses. In addition, VEPF VI has provided to Parent an equity commitment equal to $755 million. Parent will contribute or otherwise advance to Purchaser the proceeds of the equity commitment and debt commitment, which will be sufficient to pay the Per Share Amount for all Shares tendered in the Offer and, together with the Company’s cash on hand at the closing of the Offer, all related fees and expenses. Funding of the Debt Financing and the Equity Financing (as defined in Section 9—“Source and Amount of Funds”) is subject to the satisfaction of various conditions set forth in the Debt Commitment Letter and Equity Commitment Letter. In the event that we do not receive the proceeds of the Debt Financing or the Financing Confirmation or we do not otherwise waive the Financing Proceeds Condition, we will not be obligated to purchase Shares in the Offer and the Company will be permitted to terminate the Merger Agreement and receive the Reverse Breakup Fee as described in greater detail below and in Section 11—“The Merger Agreement”. If we do, however, receive the proceeds of the Debt Financing or the

Financing Confirmation or waive the Financing Proceeds Condition, then we will be obligated to accept the Shares tendered in the Offer at the expiration of the Offer (as it may be extended) subject to the satisfaction of the other Tender Offer Conditions. See Section 9—“Source and Amount of Funds.”

As more fully described in Section 15—“Certain Conditions of the Offer,” the Offer is conditioned upon the satisfaction or waiver of the Financing Proceeds Condition. In accordance with the position of the staff of the SEC, Purchaser expects to extend the Offer, if necessary, to ensure that at least five (5) business days will remain prior to the Expiration Time following disclosure of the satisfaction or waiver of the Financing Proceeds Condition, and notice of such satisfaction or waiver will be disseminated in a manner reasonably calculated to inform security holders thereof.

In the event that the Company validly terminates the Merger Agreement pursuant to a Parent Breach Termination (as defined in Section 11—“The Merger Agreement”) as a result of an intentional breach by Parent or Purchaser or a Failure to Close Termination (as defined in Section 11—“The Merger Agreement”) or Parent shall terminate the Merger Agreement pursuant to an Offer Acceptance Termination (as defined in Section 11—“The Merger Agreement”) at such time the Company could have terminated the Merger Agreement pursuant to a Parent Breach Termination as a result of an intentional breach by Parent or Purchaser or a Failure to Close Termination, then Parent shall pay the Company a fee equal to $101,310,000 (the “Reverse Breakup Fee”). See Section 11—“The Merger Agreement.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	Parent and Purchaser were organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger;

•	the consideration offered in the Offer consists solely of cash;

•	the Offer is being made for all outstanding Shares of the Company;

•	Parent and Purchaser have received equity and debt commitments in respect of funds, which will be sufficient to purchase all Shares tendered pursuant to the Offer;

•	the Financing Proceeds Condition is expected to be satisfied or waived at least five (5) business days prior to the final expiration of the Offer (unless the Offer is earlier terminated);

•	after the satisfaction or waiver of the Financing Proceeds Condition, the Offer will not be subject to any financing condition; and

•	VEPF VI is a private equity fund engaged in the purchase, sale and ownership of private equity investments and has no business operations other than investing; only VEPF VI’s commitment to fund the Equity Financing as described below in Section 9—“Source and Amount of Funds” is material to a stockholder’s decision with respect to the Offer.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, at the end of November 4, 2016 to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Furthermore, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three (3) NYSE trading days (as defined below). Shares delivered by a Notice of Guaranteed Delivery will not be counted by Purchaser toward the satisfaction of the Minimum Tender Condition; therefore it is preferable for Shares to be tendered by the other methods described herein. For the tender to be valid, however, the Depositary must receive the missing items within such three (3) NYSE trading day period. A “NYSE trading day” is any day on which shares are traded on the New York Stock Exchange (the “NYSE”). See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which will occur on or about November 7, 2016, the first business day following the Expiration Time, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Acceptance Time.” The date and time when the Merger becomes effective is referred to as the “Effective Time.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes. We have agreed in the Merger Agreement that, subject to our rights and the Company’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances:

•	if, as of the then-scheduled Expiration Time, any condition of the Offer is not satisfied and has not been waived (to the extent permitted under the Merger Agreement), then Purchaser may, in its discretion, and at the request of the Company, Purchaser will, and Parent will cause it to, extend and re-extend the Offer for one (1) or more consecutive periods of ten (10) business days per extension (or such longer or shorter periods as Parent and the Company may mutually agree) until all such conditions of the Offer have been satisfied or waived;

•	if, as of the then-scheduled Expiration Time, (x) Parent and Purchaser shall have waived the Financing Proceeds Condition, (y) all of the conditions of the Offer other than the Financing Proceeds Condition have been satisfied or waived (other than the Minimum Tender Condition which need not be satisfied at such time and other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to the satisfaction and waiver of such conditions) and (z) the Debt Financing (or any alternative financing) has not actually been received by Parent or Purchaser, then Purchaser may, in its sole discretion (and without the consent of the Company or any other person), extend the Offer for one or more consecutive periods of five (5) business days per extension (or such other period as Parent and the Company may mutually agree);

•	if (x) the Financing Proceeds Condition has been satisfied or waived less than five (5) business days prior to the then-scheduled Expiration Time and (y) all of the other Offer conditions have been satisfied or waived at the then scheduled Expiration Time (other than the Minimum Tender Condition which need not be satisfied at such time and other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to the satisfaction and waiver of such conditions), then Purchaser and Parent will have a one-time right to extend the Offer for a period of five (5) business days (or such longer or shorter period as Parent and the Company may mutually agree);

•	subject to applicable laws, Purchaser may at any time extend the Offer for any period agreed by Parent and the Company;

•	Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or NYSE applicable to the Offer or as may be required by any other governmental authority; and

•	if, as of the then-scheduled Expiration Time, the Company, on the one hand, or Parent or Purchaser, on the other hand, brings or shall have brought any action to enforce specifically the performance of the terms and provisions of the Merger Agreement by the other party, the Expiration Time shall be extended for the period during which the action is pending or such other time period established by the court presiding over such action, as the case may be.

In any case, we will not be (i) required to extend the Offer beyond 11:59 p.m. Pacific Time on March 15, 2017 (the “Outside Date”) or the valid termination of the Merger Agreement or (ii) permitted to extend the Offer beyond the earliest to occur of the valid termination of the Merger Agreement and the Outside Date without the prior written consent of the Company.

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at The Depository Trust Company (“DTC”), together with a completed Letter of Transmittal or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through DTC. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three (3) NYSE trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three-NYSE-trading-day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer by following the procedures for withdrawing your Shares in a timely manner. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer to arrange for the withdrawal of your Shares in a timely manner. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To validly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one (with original delivered via overnight courier), with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights.”

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer. You only need to tender your Shares if you choose to do so. If following the completion of the Offer, the Shares accepted for payment pursuant to the Offer or otherwise owned by us equal at least a majority of the then-outstanding Shares and the other conditions of the Merger are satisfied or waived, assuming certain statutory requirements are met, we will be able to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of the Company. See Section 12—“Purpose of the Offer; Plans for the Company.”

What does the Board think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by the Board. After careful consideration, the Board has unanimously:

•	determined that the Offer, the Merger and the other Transactions, taken together, are on terms that are fair to, advisable and in the best interests of the Company and its stockholders (other than Parent and its subsidiaries);

•	approved and declared advisable the Merger Agreement, the Offer, the Merger and the other Transactions on the terms and subject to the conditions set forth in the Merger Agreement, including that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time;

•	resolved to recommend that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and

•	to the extent permitted by applicable law, resolved to elect that any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws or regulations (including Section 203 of the DGCL) of any jurisdiction that purports to be applicable to the Company, Parent, the Surviving Corporation, Purchaser, the Transactions or the Merger Agreement, shall not be applicable to the Company, Parent, the Surviving Corporation, Purchaser, the Transactions or the Merger Agreement.

A more complete description of the Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the stockholders of the Company. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”

If the Offer is successfully completed, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of the Company will be required in connection with the Merger. If the Merger takes place, the Company will no longer be publicly-owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Upon consummation of the Merger, the Company’s common stock will no longer be eligible to be traded on the NYSE or any other securities exchange, there will not be a public trading market for the common stock of the Company, and the Company will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of Purchaser, Parent or the Company are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, will be entitled to appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you are entitled to demand and properly demand appraisal of your Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest from the Effective Time through the date of payment of the judgment upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The fair value may be more than, less than or equal to the price that we are offering to pay you for your Shares in the Offer. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. See Section 12—“Purpose of the Offer; Plans for the Company.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Shares outstanding prior to the Effective Time (other than Shares held by Parent, Purchaser or the Company (as treasury stock), any wholly-owned subsidiary of Parent, Purchaser or the Company, or by any stockholder of the Company who or which is entitled to and properly demands appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the Effective Time be converted into the right to receive the Per Share Amount without interest and less any applicable withholding taxes or deductions required by applicable law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available in the Offer. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of the Company will be required in connection with the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. Upon consummation of the Merger, there no longer will be any public trading market for the Shares. Also, the Company will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On September 16, 2016, the last NYSE trading day before we announced that we entered into the Merger Agreement, the last sale price of the common stock of the Company reported on NYSE was $22.83 per Share. On October 6, 2016, the last NYSE trading day before we commenced the Offer, the last sale price of the Shares reported on NYSE was $26.32 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

No. None of the stockholders of the Company has agreed with Parent, Purchaser or any of their affiliates to tender their Shares in connection with the execution of the Merger Agreement.

If I tender my Shares, when and how will I get paid?

If the conditions of the Offer as set forth in Section 15—“Certain Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $26.50 in cash without interest, less any applicable withholding taxes or other deductions required by applicable law, promptly following the expiration of the Offer (but in no event more than three (3) business days thereafter). See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What will happen to my stock options in the Offer and the Merger?

Stock options to purchase Shares are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, each stock option to purchase Shares, including options that were granted under any Company equity plan (the “Options”) that is unexpired, unexercised and outstanding as of the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash equal to the product obtained by multiplying (A) the aggregate number of Shares subject to such Option and (B) the excess, if any, of the Per Share Amount over the applicable exercise price per Share of such Option, subject to any applicable withholding or taxes (the “Option Consideration”), with each former holder of any such canceled Option becoming entitled to receive payment of the Option Consideration, if any, made to the holder of such Option through the payroll system of the Company as soon as reasonably practicable following the closing date (and in no event later than the earlier of the second payroll date of the Company following the closing date and the fifteenth (15th) business day after the closing date). If the exercise price per share of any Option, whether vested or unvested, is equal to or greater than the Per Share Amount, such Option will be cancelled and terminated without any cash payment being made in respect thereof. See Section 11—“The Merger Agreement.”

What will happen to my restricted stock units in the Offer and the Merger?

Awards of the Company’s outstanding restricted stock units are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, all restricted stock units that are vested but unsettled immediately prior to the Effective Time (including any restricted stock units that vest in accordance with their terms at the Effective Time) will be cancelled and automatically converted into the right to receive the Per Share Amount at the Effective Time.

An amount of unvested restricted stock units equal to the positive difference, if any, between (i) fifty percent of the restricted stock units held by each holder immediately prior to the Effective Time (before taking into account any acceleration that may occur at the Effective Time) and (ii) the number of restricted stock units held by such holder that vest according to their terms at the Effective Time (any such difference, the “Additional Vesting RSUs”) will be cancelled at the Effective Time and automatically converted into the right to receive an amount in cash equal to the product of (y) the Per Share Amount and (z) the number of Shares subject to such Additional Vesting RSUs.

The remaining unvested restricted stock units held by each holder immediately prior to the Effective Time will be cancelled at the Effective Time and automatically converted into the right to receive an amount in cash equal to the product of the (i) Per Share Amount and (ii) the number of Shares subject to such restricted stock units (the “Cash Replacement RSUs”), which Cash Replacement RSUs will, subject to the holder’s continued employment with the Parent or the Company through each applicable vesting date, vest and be payable at the same time and on the same vesting schedule as applied to the cancelled restricted stock units to which such Cash Replacement RSUs relate.

The determination of which unvested restricted stock units will be accelerated into Additional Vesting RSUs and which unvested restricted stock units will be converted into Cash Replacement RSUs will be based on the relative vesting dates of the restricted stock units by each holder, with restricted stock units with the shortest remaining vesting periods to be first accelerated into Additional Vesting RSUs.

With respect to payments for restricted stock units that are to be made in connection with the closing, such payments will be made through the payroll system of the Company as soon as reasonably practicable following the closing date (and in no event later than the earlier of the second payroll date of the Company following the closing date and the fifteenth (15th) business day after the closing date). See Section 11—“The Merger Agreement.”

What will happen to my market stock units in the Offer and the Merger?

Awards of the Company’s outstanding market stock units are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, all market stock units that are vested but unsettled immediately prior to the Effective Time (including any market stock units that vest in accordance with their terms immediately prior to the Effective Time) will be cancelled and automatically converted into the right to receive the Per Share Amount at the Effective Time. Any market stock units that are not earned immediately prior to the Effective Time pursuant to the terms of the applicable market stock unit award agreements will be forfeited at the Effective Time for no consideration.

An amount of earned but unvested market stock units equal to the positive difference, if any, between (i) fifty percent of the outstanding market stock units held by each holder that are earned immediately prior to the Effective Time and (ii) the number of market stock units held by such holder that are outstanding and vested as of immediately prior to the Effective Time (any such difference, the “Additional Vesting MSUs” ) will be cancelled at the Effective Time in exchange for the right to receive any amount in cash equal to the product of (y) the Per Share Amount and (z) the number of Shares subject to such Additional Vesting MSUs.

The remaining earned but unvested market stock units held by each holder immediately prior to the Effective Time will be cancelled at the Effective Time and automatically converted into the right to receive an amount in cash equal to the product of the (i) Per Share Amount and (ii) the number of Shares subject to such market stock units (the “Cash Replacement MSUs”), which Cash Replacement MSUs will be converted into time-based vesting awards that will, subject to the holder’s continued employment with the Parent or the Company through each applicable vesting date, vest and be payable in equal installments at the end of each performance period (without regard to the achievement of any performance metrics) that was applicable to the cancelled market stock units to which such Cash Replacement MSUs relate.

The determination of which earned but unvested market stock units will be accelerated into Additional Vesting MSUs and which earned but unvested market stock units will be converted into Cash Replacement MSUs will be based on the relative time-based vesting dates of the earned but unvested market stock units held by each holder, with market stock units with the shortest remaining vesting periods to be first accelerated into Additional Vesting MSUs.

With respect to payments for market stock units that are to be made in connection with the closing, such payments will be made through the payroll system of the Company as soon as reasonably practicable following the closing date (and in no event later than the earlier of the second payroll date of the Company following the closing date and the fifteenth (15th) business day after the closing date). See Section 11—“The Merger Agreement.”

What are the United States federal income tax consequences of the Offer and the Merger to a United States Holder?

If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder and you hold your Shares as a capital asset, you will recognize capital gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares exchanged therefor. Such gain or loss will be treated as a long-term capital gain or loss if you have held the Shares for more than one (1) year at the time of the exchange. If you are a non-United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences), you generally will not be subject to United States federal income tax with respect to the exchange of Shares for cash pursuant to the Offer or the Merger unless you have certain connections to the United States. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger, including the application and effect of any state, local or non-United States income and other tax laws or tax treaties.

Who should I talk to if I have additional questions about the Offer?

Stockholders may call Innisfree toll-free at (888) 750-5834 and banks and brokers may call Innisfree at (212) 750-5833. Innisfree is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

India Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Delta Holdco, LLC, a Delaware limited liability company (“Parent”), hereby offers to purchase for cash all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Infoblox Inc., a Delaware corporation (the “Company”), at a price of $26.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes or other deductions required by applicable law (the “Per Share Amount”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchaser”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at 12:00 midnight, New York City time, at the end of November 4, 2016, unless the Offer is extended in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 16, 2016, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that after the purchase of Shares in the Offer, Purchaser and the Company will merge (the “Merger”), with the Company as the surviving corporation (the “Surviving Corporation”) in the Merger continuing as a wholly-owned subsidiary of Parent. According to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Purchaser, Parent, the Company (as treasury stock) or any wholly-owned subsidiary of the Company, Parent or Purchaser, or by any stockholder of the Company who or which is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies in all respects with the applicable provisions Delaware law) will be converted into the right to receive the Per Share Amount (the “Merger Consideration”). Under no circumstances will interest on the Per Share Amount for Shares be paid to the stockholders of the Company, regardless of any delay in payment for such Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of options and other equity awards of the Company.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., as Depositary, and Innisfree M&A Incorporated (“Innisfree”), as Information Agent, incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

On September 16, 2016, after careful consideration, the board of directors of the Company (the “Board”) unanimously (i) determined that the Offer, the Merger and the transactions contemplated by the Merger Agreement (the “Transactions”), taken together, are on terms that are fair to, advisable and in the best interests of the Company and its stockholders (other than Parent and its subsidiaries); (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other Transactions on the terms and subject to the conditions set forth in the Merger Agreement, including that the Merger shall be governed by and effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and that the Merger shall be consummated as soon as practicable following the acceptance by Purchaser for payment all Shares validly tendered and not validly withdrawn pursuant this Offer (the “Acceptance Time”); (iii) resolved to recommend that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) to the extent permitted by applicable law, resolved to elect that any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws or regulations (including Section 203 of the DGCL) of any jurisdiction that purports to be applicable to the Company, Parent, the Surviving Corporation, Purchaser, the Transactions or the Merger Agreement, shall not be applicable to the Company, Parent, the Surviving Corporation, Purchaser, the Transactions or the Merger Agreement. A more complete description of the Board’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Offer and the Merger, will be set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any supplements thereto, the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the stockholders of the Company.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement (the “Tender Offer Conditions”), including, among other things, (a) there being validly tendered and received (within the meaning of Section 251(h) of the DGCL) in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Time, a number of Shares that, when added to the Shares, if any, owned by Purchaser or its affiliates, represents in the aggregate at least one share more than 50% of the Shares outstanding as of the Expiration Time (the “Minimum Tender Condition”); (b) either (i) the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from Bank of America, N.A. (“BofA”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), Royal Bank of Canada (“RBC”), RBC Capital Markets (“RBCCM”), Barclays (“Barclays”), Deutsche Bank Securities Inc. (“DBSI”), Deutsche Bank AG New York Branch (“DBNY”), Macquarie Capital (USA) Inc. (“Macquarie Capital”) and Macquarie Capital Funding LLC (“Macquarie Lender” and together with any of BofA, MLPFS, RBC, RBCCM, Barclays, DBSI, DBNY, Macquarie Capital and each of their designated affiliates, the “Debt Commitment Parties”), pursuant to which, and subject to the terms and conditions thereof, the Debt Commitment Parties have committed to lend the amounts set forth therein to Purchaser for the purpose of funding the transactions contemplated by the Merger Agreement (the “Debt Financing”) (or any alternative financing) or (ii) the Debt Commitment Parties (or alternative financing providers) have irrevocably confirmed in writing to Parent that the Debt Financing will be funded and available at the closing of the Offer (if the equity financing is funded) (such confirmation, the “Financing Confirmation”) in an amount sufficient to consummate the closing of the Offer (the foregoing condition is referred to as the “Financing Proceeds Condition”), (c) the fifteen (15) consecutive business day marketing period for the Debt Financing is completed, (d) the expiration or termination of any waiting period applicable to the Transactions, including the Offer and the Merger, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the obtainment of all applicable clearances and authorizations required by the antitrust laws of Germany (the “Regulatory Condition”), and (e) there not being any applicable law, judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining or otherwise making illegal or prohibiting the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”).

According to the Company, as of the close of business on September 15, 2016, there were 56,186,235 Shares issued and outstanding (excluding options, restricted stock units, market stock units and Shares reserved for purchase under the Company’s 2012 Employee Stock Purchase Plan), 1,979,640 Shares issuable upon exercise of outstanding stock option grants, 3,630,462 restricted stock units, 161,569 market stock units at target level, 4,892,825 Shares reserved for future awards under the Company’s equity plans and 916,619 Shares reserved for purchase under the Company’s 2012 Employee Stock Purchase Plan with respect to any ongoing offering period. Accordingly, we anticipate that, assuming the foregoing, and assuming no additional Shares are issued after September 15, 2016, based on the Shares outstanding as of the close of business on September 15, 2016, the aggregate number of Shares Purchaser must acquire in the Offer, together with Shares then-owned by Parent or Purchaser, in order to satisfy the Minimum Tender Condition equals 29,093,118 Shares, which represents one (1) Share more than fifty percent (50%) of the Shares issued and outstanding as of September 15, 2016.

The Merger Agreement provides that, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors and officers of Purchaser at the Effective Time will be the directors and officers of the Surviving Corporation.

If the Minimum Tender Condition is satisfied, Purchaser would have sufficient voting power after the Acceptance Time to approve the Merger without the affirmative vote of any other stockholder of the Company pursuant to Section 251(h) of the DGCL. Therefore, the parties have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. See Section 11—“The Merger Agreement.”

The material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are summarized in Section 5—“Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Time” means 12:00 midnight, New York City time, at the end of November 4, 2016, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Time” means the latest time and date on which the Offer, as so extended, expires; provided, however, that the Expiration Time may not be extended beyond 11:59 p.m. Pacific Time on March 15, 2017 (the “Outside Date”) or the valid termination of the Merger Agreement.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition, the Financing Proceeds Condition and certain other conditions set forth in Section 15—“Certain Conditions of the Offer”. Purchaser expressly reserves the right to waive (in whole or in part) prior to the Expiration Time any Tender Offer Condition, to increase the Per Share Amount or to make any other changes in the terms and conditions of the Offer; provided that unless previously approved in writing by the Company, Purchaser will not (i) modify or waive the Minimum Tender Condition, the Regulatory Condition, the Termination Condition or the Restraint Condition, (ii) reduce the Per Share Amount, (iii) change the form of consideration to be paid in the Offer, (iv) reduce the number of Shares subject to the Offer, (v) add Tender Offer Conditions, or (vi) otherwise modify the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, the Company or the stockholders of the Company or in any manner that delays or interferes with, hinders or impairs the consummation of the Offer.

The Merger Agreement provides that Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or its staff or NYSE applicable to the Offer or as may be required by any governmental authority. If, as of the then-scheduled Expiration Time, any Tender Offer Condition is not satisfied and has not been waived, then Purchaser may, in its discretion, and at the request of the Company, Purchaser will, and Parent will cause it to, extend the Offer for one (1) or more consecutive periods of ten (10) business days per extension (or such longer or shorter periods as Parent and the Company may mutually agree) until all such conditions of the Offer have been satisfied or waived. Purchaser also has the right, in its sole discretion (and without the consent of the Company or any other person), to extend the Offer for one (1) or more consecutive increments of five (5) business days each (or such other period as Parent and the Company may mutually agree) if, as of the then-scheduled Expiration Time, (x) Parent and Purchaser shall have waived the Financing Proceeds Condition, (y) all of the Tender Offer Conditions other than the Financing Proceeds Condition have been satisfied or waived (other than the Minimum Tender Condition which need not be satisfied at such time and other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to the satisfaction and waiver of such conditions) and (z) the Debt Financing (or any alternative financing) has not actually been received by Parent or Purchaser. However, if (x) the Financing Proceeds Condition has been satisfied or waived less than five (5) business days prior to the then-scheduled Expiration Time and (y) all of the other Offer conditions have been satisfied or waived at the then scheduled Expiration Time (other than the Minimum Tender Condition which need not be satisfied at such time and other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to the satisfaction and waiver of such conditions), then Purchaser and Parent will have a one-time right to extend the Offer for a period of five (5) business days (or such longer or shorter period as Parent and the Company may mutually agree). In addition, if, as of the then-scheduled Expiration Time, the Company, on the one hand, or Parent or Purchaser, on the other hand, brings or shall have brought any action to enforce specifically the performance of the terms and provisions of the Merger Agreement by the other party, the Expiration Time shall be extended for the period during which the action is pending or such other time period established by the court presiding over such action, as the case may be.

In any case, we will not be (i) required to extend the Offer beyond the Outside Date or after the valid termination of the Merger Agreement or (ii) permitted to extend the Offer beyond the earliest to occur of the valid termination of the Merger Agreement and the Outside Date.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be validly withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a purchaser making a tender offer promptly pay the consideration offered. Alternatively, if the Offer is not consummated, and the Shares are not accepted for payment or Shares are validly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Time Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth (10th) business day.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which requires that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or San Francisco, California are authorized or required by applicable law to close.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), including the satisfaction or earlier waiver of all the Tender Offer Conditions set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time pursuant to the Offer promptly after the Expiration Time. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the above listed items are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Per Share Amount therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Per Share Amount for Shares be paid to the stockholders, regardless of any delay in payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder of the Company to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Shares are not immediately available or the stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Time; or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, the Shares may nevertheless be tendered if all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

•	the Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility. Shares delivered by a Notice of Guaranteed Delivery will not be counted by Purchaser toward the satisfaction of the Minimum Tender Condition and therefore it is preferable for Shares to be tendered by the other methods described herein.

The method of delivery of Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders it determines are not in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser with respect to those Shares. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. The purchase of the Shares is generally subject to information reporting by the Depositary (as the payor) to the applicable tax authorities. Information disclosed on an applicable IRS Form W-8 by non-United States Holders (as defined in Section 5—“Material United States Federal Income Tax Consequences”) to the IRS by the Depositary may be disclosed to the local tax authorities of the non-United States Holder under an applicable tax treaty or a broad information exchange agreement. Under the “backup withholding” provisions of United States federal income tax law, the Depositary (as the payor) may be required to withhold and pay over to the United States Internal Revenue Service (“IRS”) a portion (currently, 28%) of the amount of any payments made by Purchaser to a stockholder pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment to stockholders of the Per Share Amount of Shares purchased pursuant to the Offer, each United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal, or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a United States Holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each non-United States Holder must submit an appropriate properly completed executed original IRS Form W-8 (a copy of which may be obtained from the Depositary or www.irs.gov) (and associated documentation, if applicable) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal. Each holder of Shares who is neither a United States Holder nor a non-United States Holder (e.g., a partnership), should consult their own tax advisors as to the appropriate forms to be delivered to the Depositary to avoid backup withholding.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after December 6, 2016, the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of this Offer to Purchase prior to the Expiration Time. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 before the Expiration Time or at any time after December 6, 2016, the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding, except as may otherwise be finally determined in a subsequent judicial proceeding if our determination is challenged by a Company stockholder. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the exchange of Shares for cash pursuant to the Offer or the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through or disregarded entity (or an investor in a partnership, S corporation or other pass-through or disregarded entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a regulated investment company;

•	a real estate investment trust;

•	a person who acquired Shares through the exercise of employee stock options, or in other compensatory transactions or who hold Shares that are subject to vesting restrictions;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated or risk reduction transaction;

•	a person that holds the Shares as qualified small business stock for purposes of Section 1045 and/or Section 1202 of the Code;

•	a United States expatriate and certain former citizens or long-term residents of the United States;

•	any person who owns actually or constructively owns an equity interest in Parent or the surviving corporation; or

•	any holder of Shares that exercises its appraisal rights pursuant to Section 262 of the DGCL.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer or the Merger, or transactions pertaining to options that are cancelled and converted into the right to receive cash, as the case may be, in connection with the Offer or the Merger. This discussion also does not address the tax consequences arising from the Medicare tax on net investment income.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. Holders of Shares should consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws or tax treaties.

United States Holders.

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares.

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one (1) year at the time of the exchange. Long-term capital gain recognized by certain non-corporate holders generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax.

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 28%) unless the United States Holder provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Non-United States Holders.

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Payments with Respect to Shares.

Subject to the discussion on “—Backup Withholding Tax” below, any gain realized by a non-United States Holder with respect to Shares exchanged for cash pursuant to the Offer or pursuant to the Merger generally will be exempt from United States federal income tax unless:

•	the gain is effectively connected with a trade or business of such non-United States Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such non-United States Holder in the United States), in which case such gain generally will be subject to United States federal income tax at rates generally applicable to United States persons, and, if the non-United States Holder is a corporation, will be included in the corporation’s effectively connected earnings and profits which are generally subject to a branch profits tax at a rate of 30% (or a lower rate under an applicable income tax treaty);

•	such non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, in which case such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the same taxable year; or

•	the Company is or has been a “United States real property holding corporation” as such term is defined in Section 897(c) of the Code (“USRPHC”), at any time within the shorter of the five-year period preceding the Merger or such non-United States Holder’s holding period with respect to the applicable shares of common stock and such non-United States Holder owns directly or is deemed to own pursuant to attribution rules more than 5% of the Company’s common stock at any time during the relevant period, in which case such gain will be subject to United States federal income tax at rates generally applicable to United States persons (as described in the first bullet point above), except that the branch profits tax will not apply. Non-United States Holders that actually or constructively own more than 5% of the Company’s common stock should consult their tax advisors regarding the process for requesting documentation from the Company to establish whether the Company is a USRPHC.

Backup Withholding Tax.

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless the non-United States Holder certifies under penalties of perjury on an applicable IRS Form W-8 that such non-United States Holder is not a

United States person, or such non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary. Each non-United States Holder should complete, sign and provide to the Depositary an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of exchanging their Shares for cash pursuant to the Offer or the Merger under any federal, state, local, non-United States or other tax laws.

6.	Price Range of Shares; Dividends.

The Shares are listed on the NYSE under the symbol “BLOX.” The Shares have been listed on the NYSE since April 20, 2012. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share as reported on the NYSE since August 1, 2013.

	High	Low
Fiscal Year Ended July 31, 2014:
First Quarter	$48.97	$31.45
Second Quarter	$46.30	$28.95
Third Quarter	$35.15	$17.10
Fourth Quarter	$20.88	$11.67

Fiscal Year Ended July 31, 2015:
First Quarter	$16.34	$11.78
Second Quarter	$21.48	$15.66
Third Quarter	$25.29	$18.35
Fourth Quarter	$28.03	$22.64

Fiscal Year Ending July 31, 2016:
First Quarter	$24.34	$15.26
Second Quarter	$19.33	$13.22
Third Quarter	$17.30	$13.87
Fourth Quarter	$20.05	$14.50

Fiscal Year Ending July 31, 2017:
First Quarter (through October 6, 2016)	$26.41	$18.27

On September 16, 2016, the last NYSE trading day before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of the Shares reported on the NYSE was $22.83 per Share; therefore, the Per Share Amount of $26.50 per Share represents a premium of approximately 16% over such price. On October 6, 2016, the last NYSE trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on the NYSE was $26.32 per Share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Company has never paid any cash dividends on its capital stock. In addition, under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends in respect of Shares unless consented to by Parent in writing.

7.	Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2016, and is qualified in its entirety by reference to such report.

General. The Company is a Delaware corporation with principal executive offices located at 3111 Coronado Drive, Santa Clara, California 95054. The Company’s telephone number at its corporate headquarters is 408-986-4000. The Company is a leading provider of network control, network automation and domain name system security. It provides proprietary software that automates vital network functions and uses its real-time distributed network database to provide “always-on” access to network control data through a scalable, redundant and reliable architecture. Its revenues are principally derived from the sale and licensing of its products and maintenance and support services.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters are required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed or furnished with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The Company also maintains a website at www.infoblox.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8.	Certain Information Concerning Parent and Purchaser.

General. Parent is a Delaware limited liability company with its principal executive offices located at c/o Vista Equity Partners Management, LLC, Four Embarcadero Center, 20th Floor, San Francisco, California, 94111. The telephone number of Parent is 415-765-6500. Purchaser is a Delaware corporation with its principal executive offices located at c/o Vista Equity Partners Management, LLC, Four Embarcadero Center, 20th Floor, San Francisco, California, 94111. The telephone number of Purchaser is 415-765-6500. Parent and Purchaser were both formed on September 12, 2016, in each case solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing and the Debt Financing (as described below in Section 9—“Sources of Funds”) in connection with the Offer and the Merger. Each of Parent and Purchaser has no assets other than cash in a de minimis amount and their respective contractual rights and obligations related to the Merger Agreement, the Equity Financing and the Debt Financing in connection with the Offer and the Merger. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser or Parent will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Parent, the sole member of which is Delta Topco, LLC, a Delaware limited liability company (“Topco”). Vista Equity Partners Fund VI, L.P., a Cayman Islands exempted limited partnership (“VEPF VI”), is the sole member of Topco. VEPF VI has provided to Parent an equity commitment equal to $755,000,000 (subject to adjustments as described in the equity commitment letter from VEPF VI (the “Equity Commitment Letter”)) and, additionally, VEPF VI also executed and delivered to the Company a limited guarantee in favor of the Company in respect of certain of Parent’s and Purchaser’s liabilities and obligations under the Merger Agreement. See Section 9—“Source and Amount of Funds.” After giving effect to the Offer and the Merger, the Surviving Corporation will be affiliated with VEPF VI. We refer to Purchaser, Parent, Topco and VEPF VI, collectively, as the “Participant Group.” The business office address of each member of the Participant Group and each such member’s telephone number is set forth in the attached Schedule I. The name, citizenship, business address, present principal occupation or employment and five (5)-year employment history of each of the members, directors or executive officers of each member of the Participant Group are set forth in Schedule I to this Offer to Purchase.

Certain Relationships Between Parent, Purchaser, Topco, VEPF VI and the Company. As of the date of the Offer to Purchase, Vista Public Strategies Fund, LP and VEPF VI SPV I, LP, each an affiliate of the Participant Group, beneficially own 687,016 and 2,031,927 Shares, respectively, which collectively constitute approximately 4.8% of the Shares issued and outstanding as of the close of business on September 15, 2016. Except as described in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of any member of the Participant Group or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the members of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, no member of the Participant Group, or their subsidiaries, nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, no member of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, no member of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between any member of the Participant Group or any of their subsidiaries or, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two (2) years. None of the persons listed in Schedule I has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9.	Source and Amount of Funds.

Debt Financing. Purchaser has received a debt commitment letter from BofA and MLPFS, RBC, RBCCM, Barclays, DBSI, DBNY, Macquarie Capital and Macquarie Lender (which we refer to as the “Debt Commitment Letter”) to provide, subject to the conditions set forth in the Debt Commitment Letter to Purchaser (which includes for purposes of the description of the debt financing the Surviving Corporation of the Merger), the credit facilities, of which a $500 million senior secured first lien term loan facility and a $200 million senior secured second lien term loan facility is expected to be drawn at the closing of the Credit Facilities (as defined below) for the purpose of financing the Offer and the Merger and paying related fees and expenses, and a portion of the $50 million senior secured revolving credit facility is expected to be drawn at the closing of the Credit Facilities to pay certain amounts set forth in the debt commitment fee letter and to back-stop, replace or cash-collateralize certain existing letters of credit of the Company and, after the closing of the Merger, to provide funding for working capital and other general corporate purposes of Purchaser and its subsidiaries (such committed debt financing, together with any debt securities issued in lieu thereof unless the context requires otherwise, the “Debt Financing”).

The commitment of the Debt Commitment Parties with respect to the Credit Facilities (as defined below) expires upon the earliest to occur of (i) 11:59 p.m. New York City time on the date that is 180 days after the date of the Merger Agreement, (ii) the consummation of the Merger with or without the funding of the Credit Facilities and (iii) the date on which the Merger Agreement shall be terminated in accordance with its terms. The documentation governing the debt financings has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this document. Each of Parent and Purchaser has agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, each of Parent and Purchaser must use its reasonable best efforts to promptly arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the Merger with terms and conditions not materially less favorable from the standpoint of Parent, Purchaser and the Company than the terms and conditions set forth in the Debt Commitment Letter (giving effect to any rights of the financing sources to adjust certain terms contained therein).

Although the debt financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available.

Credit Facilities. The availability of the Credit Facilities is subject, among other things, to the purchase of Shares in the Offer and the consummation of the Merger in accordance with the Merger Agreement (including the satisfaction (or waiver with the consent of the Administrative Agent (as defined below) and the Senior Lead Arrangers (as defined below)) of all conditions precedent to the consummation of the Merger, and without any material amendment, waiver, modification or consent of any of the provisions thereof that are materially adverse to the initial lenders without the consent of the Administrative Agent and the Senior Lead Arrangers), the absence of a “Company Material Adverse Effect” (as defined in the Merger Agreement and as described below in Section 11—“The Merger Agreement”), solvency of the Company or Parent and its subsidiaries on a consolidated basis after giving effect to the funding of the Credit Facilities, payment of required fees and expenses, the funding of the equity financing, the absence of certain types of other debt, delivery of certain historical and pro forma financial information, delivery of documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, affording the Senior Lead Arrangers a period of time to syndicate the Credit Facilities, the execution of certain guarantees and the creation and perfection of certain security interests, the accuracy of specified Merger Agreement representations and specified representations in all material respects, and the negotiation, execution and delivery of definitive documentation.

Term and Revolving Credit Facilities. The Credit Facilities will consist of a (i) $500 million senior secured first lien term loan facility with a term of seven (7) years (which we refer to as the “First Lien Term Loan Facility”), (ii) a $250 million senior secured second lien term loan facility with a term of eight (8) years (which we refer to as the “Second Lien Term Loan Facility” and together with the First Lien Term Loan ) and (iii) a $50 million senior secured revolving credit facility with a term of five (5) years (which we refer to as the “Revolving Credit Facility” and together with the First Lien Term Loan Facility and the Second Lien Term Loan Facility, the “Credit Facilities”).

Roles. Each of MLPFS, RBCCM, Barclays, DBSI and Macquarie Capital has been appointed as joint lead arranger and joint book-runners for the Credit Facilities (which we refer to collectively as the “Senior Lead Arrangers”). BofA has been appointed as administrative agent and collateral agent for the First Lien Credit Facility (which we refer to as the “First Lien Administrative Agent”) and RBC has been appointed as administrative agent and collateral agent for the Second Lien Credit Facility (which we refer to as the “Second Lien Administrative Agent”; each of the First Lien Administrative Agent and the Second Lien Administrative Agent, as applicable, an “Administrative Agent”).

Interest Rate. The First Lien Term Loan Facility and the Revolving Credit Facility are each expected to bear interest, at Purchaser’s option, at a rate equal to (i) the Adjusted LIBOR plus 4.00% or (ii) an alternate base rate plus 3.00%, in the case of each such facility with such interest rates subject to two step-downs based on achievement of certain leverage ratios. The Second Lien Term Loan Facility is expected to bear interest, at Purchaser’s option, at a rate equal to (i) the Adjusted LIBOR plus 8.00% or (ii) an alternative base rate plus 7.00%. The Adjusted LIBOR means the higher of (i) with respect to the First Lien Term Loan Facility and the Second Lien Term Loan Facility only, 1.00% and (ii) the London interbank offered rate for deposits in U.S. dollars (adjusted for statutory reserve requirements) for a period of (as selected by the Borrower) one, two, three, six, or, to the extent agreed to by all affected lenders under the applicable facility or facilities, twelve months or a period of shorter than one month.

Prepayments and Amortization. Purchaser will be permitted to make voluntary prepayments with respect to the Credit Facilities at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). Purchaser will be permitted to make voluntary prepayments with respect to the First Lien Term Loan Facility and Second Lien Term Loan Facility at any time, subject to the following prepayment premiums, and, if applicable, any LIBOR breakage costs: (i) with respect to the First Lien Term Loan Facility, in an amount equal to 1.00% of the amount prepaid prior to the date that is six (6) months from the closing date of the Credit Facilities solely to the extent such prepayment is in connection with a refinancing (other than in connection with an initial public offering, change of control or transformative acquisition) that reduces the effective yield of the debt, and (ii) with respect to the Second Lien Term Loan Facility (other than in connection with an initial public offering, a change of control transaction or an acceleration following an exercise of remedies), in an amount equal to (a) 2.00% of the amount repaid prior to the date that is one (1) year from the closing date of the Credit Facilities and (b) 1.00% of the amount repaid after the date that is one (1) year from the closing date of the Credit Facilities but prior to the date that is two (2) years from the closing date of the Credit Facilities. The first lien term loans under the Credit Facilities will amortize 1% per annum in equal quarterly installments until the final maturity date. The remaining aggregate principal amount of the term loans under the Credit Facilities will be due on their respective maturity dates.

Guarantors. All obligations under the Credit Facilities will be guaranteed by Parent and each existing and future direct and indirect, domestic subsidiaries of Purchaser, subject to certain limitations.

Security. The obligations of Purchaser and the guarantors under the Credit Facilities and under any interest rate protection or other hedging arrangements entered into with any Debt Commitment Parties (or any affiliates of the foregoing), will be secured, subject to permitted liens and other agreed upon exceptions on a first priority basis by a perfected security interest in all of Purchaser’s and each guarantor’s existing or after-acquired personal property, including all of the capital stock of Purchaser and all of the capital stock in first-tier, wholly-owned restricted subsidiaries directly held by the Purchaser or any guarantor (limited, in the case of first-tier foreign subsidiaries, to 100% of the non-voting equity interests (if any) and 65% of the voting equity interests of such subsidiaries). If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Credit Facilities on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be mutually agreed.

Other Terms. The Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Facilities will also include customary events of defaults including a change of control to be defined.

The foregoing summary of certain provisions of the Debt Commitment Letter are qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(1) to the Schedule TO, which is incorporated by reference.

Equity Financing. Parent has received an Equity Commitment Letter, pursuant to which VEPF VI has committed to contribute to Parent an amount equal to $755,000,000 (subject to adjustment as set forth in the Equity Commitment Letter) in cash in immediately available funds for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Per Share Amount and/or Merger Consideration, pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement (such committed equity financing, the “Equity Financing” and together with the Debt Financing, the “Financing”). We refer to the financing contemplated by the Equity Commitment Letter, as may be amended, restated, supplemented or otherwise modified from time to time, as the “Equity Financing.” The funding of the Equity Financing is subject to (i) the satisfaction, or waiver by Parent, of all conditions of the Offer in the Merger Agreement as of the Expiration Time, (see Section 11—“The Merger Agreement”), (ii) the Debt Financing having been funded, or will be funded at the closing of the Offer (if the Equity Financing is funded), or the Debt Commitment Parties (or providers of alternative financing) having irrevocably confirmed to Parent in writing that the Debt Financing will be funded and available at the closing of the Offer (if the Equity Financing is funded) and (iii) the substantially contemporaneous consummation of the acquisition of the Shares tendered in the Offer at the Acceptance Time in accordance with the terms of the Merger Agreement. VEPF VI’s equity commitment is subject to reduction on a dollar for dollar basis by the amount of any third party financing obtained by Parent or its affiliates prior to the Acceptance Time (excluding any amounts committed under the Debt Commitment Letter (as defined below)) provided that such third party financing is actually funded.

The Company is a third party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which include the right of the Company to seek an injunction, or other appropriate form of specific performance or equitable relief, to cause Parent and Purchaser to cause, or to directly cause, VEPF VI to fund, directly or indirectly, the Equity Financing as, and only to the extent provided in, the Equity Commitment Letter.

The obligation of VEPF VI to fund its equity commitment will expire upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, or (iii) the date on which any claim is brought by the Company under, or a legal proceeding is brought by the Company with respect to, the Equity Commitment Letter, the Limited Guarantee (as defined below), VEPF VI or any affiliate of VEPF VI other than Purchaser and Parent (other than in connection with a Guaranteed Obligation (as defined below) or a claim for specific performance in accordance with the terms of the Equity Commitment Letter), or (iv) the date on which any other claim is brought or proceeding initiated by the Company under against VEPF VI or its affiliates in connection with the Equity Commitment Letter, the Limited Guarantee, the Merger Agreement or any related contemplated transactions (with the exception of certain claims related to the Merger or the equity funding or under the Limited Guarantee, all as specified in the Limited Guarantee). This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

Limited Guaranty. Concurrently with the execution and delivery of the Equity Commitment Letter, VEPF VI executed and delivered to the Company a limited guarantee in favor of the Company in respect of certain of Parent’s and Purchaser’s liabilities and obligations under the Merger Agreement (the “Limited Guarantee”), provided that in no event will VEPF VI incur obligations totaling more than approximately $101,310,000 in the aggregate (plus the amount of any reimbursement or indemnification obligations payable pursuant to the Merger Agreement) under the Limited Guarantee (“Parent Liability Limitation”).

The obligations of VEPF VI under the Limited Guarantee terminate upon the earliest to occur of: (a) Effective Time, (b) the termination of the Merger Agreement by mutual written consent of Parent and the Company, (c) the termination of the Merger Agreement by the Company to enter into a superior proposal in accordance with the terms and conditions of the Merger Agreement, (d) the payment of the entire Parent Termination Fee of $101,310,000 (as defined in Section 11—“The Merger Agreement”) or an amount of the obligations guaranteed by the Limited Guarantee (the “Guaranteed Obligations”) equal to the Parent Liability Limitation by VEPF VI, Parent or Purchaser, (e) the date that is thirty (30) days following the termination of the Merger Agreement in accordance with its terms (other than terminations for which clauses (b) or (c) applies), unless prior to the expiration of such thirty (30) day period (i) the Company shall have delivered a written notice with respect to any of the Guaranteed Obligations asserting that VEPF VI, Parent or Purchaser is liable for any portion of Guaranteed Obligation, and (ii) the Company shall have commenced a legal proceeding against VEPF VI, Parent or Purchaser alleging the Parent Termination Fee is due and owing, or that Parent or Purchaser is liable for any other payment obligations under the Merger Agreement or against VEPF VI that amounts are due and owing from VEPF VI with respect to the Limited Guarantee, in which case this Limited Guarantee shall survive solely with respect to amounts so alleged to be owing; provided that, with respect to the foregoing clause (e), if the Merger Agreement has been terminated, such notice has been provided and such proceeding has been commenced, VEPF VI shall have no further liability or obligation under the Limited Guarantee from and after the earliest of (x) a final, non-appealable order of a court of competent jurisdiction determining that VEPF VI does not owe any amount under the Limited Guarantee and (y) a written agreement between VEPF VI and the Company in which the Company acknowledges that the obligations and liabilities of VEPF VI pursuant to the Limited Guarantee are terminated, and (f) the Company or any of its affiliates seeks in a legal proceeding to impose liability upon VEPF VI in excess of the Parent Liability Limitation or otherwise challenges in any legal proceeding any limit on the liability of VEPF VI under the Limited Guarantee or Equity Commitment Letter or makes any claim in any legal proceeding arising under or in connection with the Merger Agreement, the Limited Guarantee, the Equity Commitment Letter or the transaction completed thereby, other than certain claims specified in the Limited Guarantee.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

Other than as discussed in this Section 9, there are no alternative financing arrangements or alternative financing plans.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

VEPF VI (referred to in this Section 10 as “Vista”) is engaged in (among other activities) managing and making equity and debt investments in software, data and technology-enabled businesses. The following is a description of Vista’s participation in a process with the Company that culminated in the execution of the Merger Agreement. For a review of the Company’s activities relating to that process, including its activities regarding other bidders for the shares, you are referred to the Schedule 14D-9 that will be mailed to stockholders.

Vista engages in discussions with regard to potential transactions of public and private companies both in response to company-initiated processes as well as proactively independent of existing sale processes.

On September 15, 2015, an affiliate of Vista, in its capacity as a shareholder, contacted the Company and made certain unsolicited suggestions for the Company’s long-term growth strategy. This discussion did not lead to a proposal resulting in further action.

After the close of trading on May 11, 2016, a news outlet published an article stating that a private equity firm had made an offer to acquire the Company (the “May Article”). The Company’s share price increased approximately 24% in one day from a closing price of $15.31 on May 11, 2016 to a closing price of $19.04 per share on May 12, 2016. Shortly after the publication of the May Article, Vista contacted the Company to indicate interest in exploring a potential transaction with the Company but made no formal proposal.

On August 10, 2016, Morgan Stanley & Co. LLC (“Morgan Stanley”) reached out to Vista, as directed by the Board, regarding a potential acquisition of the Company. Following this initial discussion, Vista expressed interest in evaluating a potential transaction with the Company. On August 15, 2016, the Company entered into a confidentiality agreement with Vista. The confidentiality agreement contained customary “standstill” provisions expressly permitting private communications and offers to be made to the Board or the Company’s chief executive officer.

On August 18, 2016, representatives of Vista attended a meeting with the Company’s management. Shortly thereafter, Vista expressed interest in conducting due diligence and was provided access to an electronic dataroom that contained certain financial and business due diligence information, including certain projected financial information as described in the Schedule 14D-9. In addition, Vista requested and participated in follow-up calls with the Company’s management.

On August 23, 2016, representatives of Morgan Stanley invited Vista to submit an initial indication of interest by 5:00 pm Pacific time on August 30, 2016.

On August 30, 2016, Morgan Stanley received on behalf of the Company an indication of interest from Vista for the acquisition of the Company at a price of $24.00 per share.

On August 31, 2016, representatives of Morgan Stanley had discussions with Vista regarding whether Vista would be willing to increase its bid. After discussions with representatives of Morgan Stanley, Vista revised its bid to reflect a range of $24.00-$26.00 per share. That evening, a news outlet published an article stating that the Company had commenced a sale process.

On September 1, 2016, representatives of Morgan Stanley sent a letter to Vista inviting Vista to submit a definitive binding proposal for an acquisition of the Company by 5:00 pm Pacific time on September 27, 2016. On September 2, 2016, representatives of Morgan Stanley circulated to Vista a draft merger agreement with a request that a markup be provided to the Company by 5:00 pm on September 16, 2016. Vista submitted a request list for additional due diligence. Over the course of the next week, the Company’s management held a telephonic meeting with Vista, and provided numerous legal, financial, human resources, business, tax and operational due diligence materials to the electronic dataroom that were responsive to Vista’s request list. On September 11, 2016, a news outlet published an article regarding the competitive nature of the rumored sale of the Company, stating that one bidder was moving quickly to submit a final bid ahead of the original timeline.

On September 12, 2016, representatives of Morgan Stanley made a call to Vista. Vista advised representatives of Morgan Stanley that it would send the Company a firm offer in advance of the timeline and as early as September 13, 2016, which offer would include a very short timeframe for acceptance by the Company and would state that Vista would discontinue participation in the process if the offer were not accepted by this deadline. Citing the travel schedule of the Company’s chief executive officer, Mr. Jesper Andersen, in Europe that week, representatives of Morgan Stanley advised Vista to delay sending the offer until Mr. Richard L. Belluzzo, chairman of the Board, and Mr. Andersen would be available to review it at the end of the week.

On September 14, 2016, Vista submitted a final bid proposal which included a markup of the draft merger agreement, a draft of its equity and debt commitment letters and fee letter and a draft of the limited guarantee. The draft merger agreement accepted the Company’s proposal of a reverse break-up fee equal to 6.5% of the Company’s implied equity value and incrementally increased the break-up fee payable by the Company in certain circumstances from the 2.5% initially proposed by the Company to 2.75% of the Company’s implied equity value. Vista’s final bid reflected an all-cash purchase price of $25.00 per share. Vista’s final bid proposal specified that the Company had until 2:00 pm Pacific time on September 15, 2016 to accept its offer and stating that the offer would expire at that time if it was not accepted by the Company and also included a request for exclusivity until 2:00 pm Pacific time on September 17, 2016. Importantly, Vista’s final bid proposal specified that its offer did not require any further diligence subject to its review of the Company’s final disclosure letter. That afternoon, a news outlet published a story specifically naming two bidders that were submitting offers ahead of the final bids being due and stating that a third unnamed private equity firm was also participating in the process.

Representatives of Fenwick & West LLP, legal counsel to the Company (“Fenwick & West”), circulated a draft of the disclosure letter to Vista overnight on September 15, 2016, setting forth the information required by the draft merger agreement to be disclosed to the acquirer.

Early in the morning on September 15, 2016, a representative of Morgan Stanley called Vista to inform Vista that the Board would be meeting at 7:00 am Pacific time that morning to consider recent developments in the Company’s strategic process. The Morgan Stanley representative informed Vista that its $25.00 per share offer was not the highest price that the Board would be considering and inquired whether Vista would be willing to propose a higher price for the Board’s consideration. Vista indicated that it would increase its bid to $26.00 per share. The Morgan Stanley representative indicated to Vista that it would likely need to further improve its proposal to be competitive with the other offer the Company had received.

Later in the day on September 15, 2016, representatives of Morgan Stanley had calls with Vista during which Vista indicated that it could potentially increase its price to $26.25 per share. Vista proposed that it would be open to including a limited go-shop provision in the definitive agreement in light of its proposal to enter into a transaction sooner than had been contemplated by the previously indicated timeline. To reduce uncertainty for the Board, Vista indicated that it would not require exclusivity if a definitive agreement was signed on Friday, September 16, 2016 and suggested that the parties’ respective legal counsel work to finalize the definitive transaction agreements while Vista continued to work on valuation. Representatives of Fenwick & West sent a revised draft of the merger agreement to counsel of Vista. That evening, representatives of Fenwick & West and counsel to Vista convened a call to negotiate open points in the draft merger agreement. Representatives of Fenwick & West proposed a 30-day go-shop period limited to parties that had submitted an indication of interest earlier in the process, with a reduced break-up fee of 1.25% of implied equity value to be paid by the Company in the event that the Company terminated the deal to enter into an alternative agreement with such a party during the go-shop period. Following such call, counsel for Vista revised the draft merger agreement overnight to reflect such negotiations and sent comments to the disclosure schedules as well. The draft agreement reflected a go-shop provision and limited break-up fee on the terms proposed by Fenwick & West, but reduced the go-shop period to the period ending at 11:59 pm on September 30, 2016 on the basis that this more closely reflected the original timeline for the final bid proposal.

On September 16, 2016, representatives of Fenwick & West and counsel for Vista continued to work to finalize the definitive transaction agreements, including the equity commitment letter and the limited guarantee. After representatives of Morgan Stanley requested, at the direction of the Board, that Vista increase its price to $26.50 per share, Vista communicated to representatives of Morgan Stanley that it agreed to a purchase price of $26.50 per share. Later in the evening on September 16, 2016, the parties finalized and executed the a definitive agreement, updated for a purchase price of $26.50 per share, and received executed copies of the limited guarantee, the equity commitment letter, the debt commitment letter and fee letter.

On the morning of September 19, 2016, prior to the opening of trading of the Company’s common stock on the NYSE, the Company and Vista issued a joint press release announcing the execution of the Merger Agreement.

On October 7, 2016, Parent and Purchaser commenced the Offer.

For information on the Merger Agreement and the other agreements between the Company, Parent and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning Parent and Purchaser,” Section 9—“Source and Amount of Funds,” and Section 11—“The Merger Agreement.”

11.	The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning the Company.” Capitalized terms used but not defined in this section will have the respective meanings given to them in this Offer to Purchase. Stockholders of the Company and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer.

The Merger Agreement provides that Purchaser will commence the Offer to purchase all of the Shares at a price per share equal to the Per Share Amount by October 7, 2016, and that, subject only to the satisfaction, or waiver by Purchaser or Parent, of the Tender Offer Conditions that are described in Section 15—“Conditions of the Offer,” Purchaser will (and Parent will cause Purchaser to) consummate the Offer in accordance with its terms and accept for payment and promptly pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable and in any event not more than three (3) business days after the Acceptance Time. The initial expiration date of the Offer will be 12:00 midnight, New York City time, at the end of November 4, 2016.

Terms and Conditions of the Offer.

The obligations of Purchaser to, and Parent to cause Purchaser to, accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the Tender Offer Conditions described in Section 15—“Conditions of the Offer.” The Tender Offer Conditions are for the sole benefit of Purchaser and Parent. Purchaser expressly reserves the right to waive, in whole or in part, any Tender Offer Condition or modify the terms of the Offer; provided, however, that without the prior written consent of the Company, Purchaser will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Per Share Amount or change the form of consideration payable pursuant to the Offer, (iii) modify or waive the Minimum Tender Condition, the Regulatory Condition, the Termination Condition or the Restraint Condition, (iv) add to the Tender Offer Conditions or (v) otherwise modify the Offer, including any Tender Offer Condition, in a manner that adversely affects, or would reasonably be expected to adversely affect, the Company or the Company stockholders or in any manner that delays or interferes with, hinders or impairs the consummation of the Offer.

Expiration and Extension of the Offer.

The initial expiration date of the Offer will be 12:00 midnight, New York City time, at the end of November 4, 2016. The Merger Agreement provides that Purchaser will extend the Offer for any period (i) agreed by Parent and the Company, (ii) required by any rule, regulation, interpretation or position of the SEC or its staff or NYSE applicable to the Offer or (iii) as may be required by any other governmental authority. Notwithstanding anything to the contrary in the Merger Agreement, Purchaser will not be required to extend the Offer beyond the earlier to occur of the Outside Date or the date of valid termination of the Merger Agreement. If at the previously-scheduled Expiration Time, any Tender Offer Condition is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted under the Merger Agreement), Purchaser may, in its discretion (and without the consent of the Company or any other person), and if requested by the Company, Purchaser will (and Parent shall cause Purchaser to) extend and re-extend the Offer for one or more consecutive increments of ten (10) business days each (or such longer or shorter period as Parent and the Company may mutually agree) until all such Tender Offer Conditions have been satisfied or waived.

In addition, Purchaser may, in its discretion (and without the consent of the Company or any other person), extend the Offer beyond any then-scheduled Expiration Time for one or more consecutive increments of five (5) business days each (or such other period as Parent and the Company may mutually agree) if (A) Parent and Purchaser shall have waived the Financing Proceeds Condition, (B) all of the Tender Offer Conditions other than the Financing Proceeds Condition have been satisfied or waived (other than the Minimum Tender Condition which need not be satisfied at such time and other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to the satisfaction or waiver of such conditions) and (C) the Debt Financing (or any alternative financing contemplated by the Merger Agreement as described below in the section entitled “Parent Financing”) has not actually been received by Purchaser or Parent.

In addition, Purchaser and Parent have a one-time right to extend the Expiration Time for a period of five (5) business days (or such longer or shorter period as Parent and the Company may mutually agree) if (A) the Financing Proceeds Condition has been satisfied or waived less than five (5) business days prior to any then-scheduled Expiration Date and (B) all of the other Tender Offer Conditions have been satisfied or waived at or prior to the then-scheduled Expiration Time (other than the Minimum Tender Condition which need not be satisfied at such time and other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to the satisfaction or waiver of such conditions).

The Merger Agreement provides that if, at the then-scheduled Expiration Time, the Company on the one hand, or Parent or Purchaser, on the other hand, brings or has brought any action in accordance with the Merger Agreement to enforce specifically the performance of the terms and provisions of the Merger Agreement by the other party, the Expiration Time shall be extended (A) for the period during which such action is pending or (B) such other time period established by the court presiding over such action, as the case may be, but in any event, not past the Outside Date or the date of valid termination of the Merger Agreement.

Purchaser will not terminate or withdraw the Offer or permit the Offer to expire without the prior written consent of the Company other than in connection with the expiration of the Offer in accordance with its terms or a valid termination of the Merger Agreement.

Recommendation.

The Company has represented in the Merger Agreement that the Board has (i) determined that the Offer, the Merger and the other Transactions, taken together, are on terms that are fair to, advisable and in the best interests of the Company and its stockholders (other than Parent and its subsidiaries), (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other Transactions on the terms and subject to the conditions set forth in the Merger Agreement, including that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time, (iii) resolved to recommend that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer (such recommendation, the “Company Board Recommendation”) and (iv) to the extent permitted by applicable law, resolved to elect that any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws or regulations (including Section 203 of the DGCL) of any jurisdiction that purports to be applicable to the Company, Parent, the Surviving Corporation, Purchaser, the Transactions or the Merger Agreement, shall not be applicable to the Company, Parent, the Surviving Corporation, Purchaser, the Transactions or the Merger Agreement (clauses (i) through (iv), collectively, the “Board Actions”).

The Merger.

The Merger Agreement provides that, subject to its terms and conditions and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into the Company. By virtue of the Merger, at the Effective Time, the separate corporate existence of Purchaser will cease and the Company will be the Surviving Corporation in the Merger. The Merger will be effected as soon as practicable following the Acceptance Time without a vote on the adoption of the Merger Agreement by the Company stockholders and will have the effects set forth in the Merger Agreement and in the applicable provisions of the DGCL.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.

At the Effective Time, the certificate of incorporation and the bylaws of the Purchaser in effect at the Effective Time will be the certificate of incorporation and the bylaws of the Surviving Corporation (other than to change the name of Purchaser thereunder) until amended in accordance with applicable law. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors and officers of Purchaser as of immediately prior to the Effective Time will be the directors of the Surviving Corporation from and after the Effective Time, and (ii) the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation from and after the Effective Time.

Merger Closing Conditions.

The respective obligations of each of Parent, Purchaser and the Company to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

1.	Purchaser will have irrevocably accepted for payment all the Shares validly tendered and not validly withdrawn pursuant to the Offer; and

2.	the consummation of the Merger shall not then be restrained, enjoined or prohibited by any order (whether temporary, preliminary or permanent) and there shall be no applicable law which prevents the consummation of the Merger.

Merger Consideration; Conversion of Shares.

At the Effective Time, each Share that is owned, immediately prior to the Effective Time, directly or indirectly, by (A) the Company or its wholly owned Subsidiaries, (B) Parent, (C) any wholly-owned Subsidiary of Parent or Purchaser or (D) any person that owns, directly or indirectly, all of the outstanding stock of Purchaser will be cancelled and extinguished without any conversion or payment of any property or consideration and will cease to exist (the “Cancelled Shares”).

At the Effective Time, each Share that is outstanding immediately prior to the Effective Time (other than (A) Shares that are irrevocably accepted for purchase pursuant to the Offer, (B) Cancelled Shares and (C) Shares owned by a holder entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL, will be automatically converted into the right to receive an amount, net in cash, without interest, equal to the Per Share Amount.

Company Options.

The Merger Agreement provides that, unless otherwise mutually agreed by the Parties or Parent and the applicable award holders, each Option that is unexpired, unexercised and outstanding as of the Effective Time, whether vested or unvested, will be cancelled at the Effective Time and converted into the right to receive an amount in cash equal to the Option Consideration, with each former holder of any such canceled Option becoming entitled to receive payment of the Option Consideration, if any, made to the holder of such Option through the payroll system of the Company as soon as reasonably practicable following the closing date (and in no event later than the earlier of the second payroll date of the Company following the closing date and the fifteenth (15th) business day after the closing date). If the exercise price per share of any Option, whether vested or unvested, is equal to or greater than the Per Share Amount, such Option will be cancelled and terminated without any cash payment being made in respect thereof.

Company Restricted Stock Units.

The Merger Agreement provides for the following treatment of Company restricted stock units:

•	All restricted stock units that are vested but unsettled immediately prior to the Effective Time (including any restricted stock units that vest in accordance with their terms at the Effective Time) will be cancelled and automatically converted into the right to receive the Per Share Amount at the Effective Time.

•	An amount of unvested restricted stock units equal to the positive difference, if any, between (i) fifty percent of the restricted stock units held by each holder immediately prior to the Effective Time (before taking into account any acceleration that may occur at the Effective Time) and (ii) the number of restricted stock units held by such holder that vest according to their terms at the Effective Time (any such difference, the “Additional Vesting RSUs”) will be cancelled at the Effective Time and automatically converted into the right to receive an amount in cash equal to the product of (i) the Per Share Amount and (ii) the number of Shares subject to such Additional Vesting RSUs.

•	The remaining unvested restricted stock units held by each holder immediately prior to the Effective Time will be cancelled at the Effective Time and automatically converted into the Cash Replacement RSUs, which Cash Replacement RSUs will, subject to the holder’s continued employment with the Parent or the Company through each applicable vesting date, vest and be payable at the same time and on the same vesting schedule as applied to the cancelled restricted stock units to which such Cash Replacement RSUs relate.

•	The determination of which unvested restricted stock units will be accelerated into Additional Vesting RSUs and which unvested restricted stock units will be converted into Cash Replacement RSUs will be based on the relative vesting dates of the restricted stock units by each holder, with restricted stock units with the shortest remaining vesting periods to be first accelerated into Additional Vesting RSUs.

•	With respect to payments for restricted stock units that are to be made in connection with the closing, such payments will be made through the payroll system of the Company as soon as reasonably practicable following the closing date (and in no event later than the earlier of the second payroll date of the Company following the closing date and the fifteenth (15th) business day after the closing date).

Company Market Stock Units.

The Merger Agreement provides for the following treatment of Company market stock units:

•	All market stock units that are vested but unsettled immediately prior to the Effective Time (including any market stock units that vest in accordance with their terms immediately prior to the Effective Time) will be cancelled and automatically converted into the right to receive the Per Share Amount at the Effective Time. Any market stock units that are not earned immediately prior to the Effective Time pursuant to the terms of the applicable market stock unit award agreements will be forfeited at the Effective Time for no consideration.

•	An amount of earned but unvested market stock units equal to the positive difference, if any, between (i) fifty percent of the outstanding market stock units held by each holder that are earned immediately prior to the Effective Time and (ii) the number of market stock units held by such holder that are outstanding and vested as of immediately prior to the Effective Time (any such difference, the “Additional Vesting MSUs” ) will be cancelled at the Effective Time in exchange for the right to receive any amount in cash equal to the product of (i) the Per Share Amount and (ii) the number of shares subject to such Additional Vesting MSUs.

•	The remaining earned but unvested market stock units held by each holder immediately prior to the Effective Time will be cancelled at the Effective Time and automatically converted into the Cash Replacement MSUs, which Cash Replacement MSUs will be subject to time-based vesting conditions that will, subject to the holder’s continued employment with the Parent or the Company through each applicable vesting date, vest and be payable in equal installments at the end of each performance period (without regard to the achievement of any performance metrics) that was applicable to the cancelled market stock units to which such Cash Replacement MSUs relate.

•	The determination of which earned but unvested market stock units will be accelerated into Additional Vesting MSUs and which earned but unvested market stock units will be converted into Cash Replacement MSUs will be based on the relative time-based vesting dates of the earned but unvested market stock units held by each holder, with market stock units with the shortest remaining vesting periods to be first accelerated into Additional Vesting MSUs.

•	With respect to payments for market stock units that are to be made in connection with the closing, such payments will be made through the payroll system of the Company as soon as reasonably practicable following the closing date (and in no event later than the earlier of the second payroll date of the Company following the closing date and the fifteenth (15th) business day after the closing date).

Payment for Shares.

The Merger Agreement provides that on or prior to the date Closing Date, Parent will select a reputable bank or trust company to act as paying agent in the Merger (the “Paying Agent”). Promptly following the Effective Time, Parent will deposit with the Paying Agent cash sufficient to make all payments to holders of Shares in connection with the Merger. The Merger Agreement provides that the Paying Agent will mail to the record holders of Certificates or book-entry shares promptly after the Effective Time a letter of transmittal and instructions for use in effecting the surrender of Certificates or transfer of book-entry shares in exchange for the Merger Consideration.

The Paying Agent will pay the Merger Consideration to the stockholders upon timely receipt of (i) surrendered Certificates or transfer of book-entry shares and (ii) a validly executed letter of transmittal or receipt of an “agent’s message” by the Paying Agent in the case of book-entry shares. Each of the Paying Agent, Purchaser, Parent and the Surviving Corporation are entitled to deduct and withhold from any consideration payable or otherwise deliverable in connection with the Merger Agreement any applicable withholding taxes or other deductions required by applicable law.

At any time one (1) year after the Closing Date, Parent may demand that any portion of the funds made available to the Paying Agent that remains undistributed to holders of Certificates or book-entry shares be delivered to Parent, and thereafter, any stockholders who have not yet surrendered their Certificates or book-entry shares shall thereafter look only to Parent for satisfaction of their claims for the Merger Consideration.

Representations and Warranties.

The Merger Agreement contains representations and warranties of the Company, Parent and Purchaser.

In the Merger Agreement, the Company has made customary representations and warranties (qualified in certain instances by reference to SEC filings and the Company disclosure schedule to the Merger Agreement) to Parent and Purchaser with respect to, among other things:

•	the corporate organization and qualification of the Company and its subsidiaries;

•	the Company’s and its subsidiaries’ capital structure;

•	the Company’s corporate power and authority to enter into the Merger Agreement;

•	the due execution and delivery by the Company of the Merger Agreement and the enforceability of the Merger Agreement against the Company;

•	the absence of required consent, order, license or registration with any governmental authority;

•	the absence of conflicts with the organizational documents of the Company, or applicable law;

•	compliance with laws and governmental authorizations by the Company and its subsidiaries;

•	the Company’s filings with the SEC;

•	the Company’s financial statements and internal controls;

•	the absence of certain changes or events involving the Company since July 31, 2016;

•	employment and employee benefits matters;

•	material contracts;

•	the absence of legal proceedings involving the Company and its subsidiaries;

•	intellectual property matters;

•	tax matters;

•	environmental matters;

•	real property and personal property matters;

•	the accuracy of the information supplied by the Company for inclusion in certain SEC filings relating to the Offer;

•	the absence of related party transactions;

•	broker’s or finder’s fees;

•	the fairness opinion delivered to the Company by Morgan Stanley & Co. LLC as financial advisor to the Company;

•	anti-corruption compliance matters; and

•	insurance coverage.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other things:

•	the corporate organization and valid existence of Parent and Purchaser;

•	Parent’s and Purchaser’s corporate power and authority to enter into the Merger Agreement;

•	the absence of conflicts with the organizational documents of Parent or Purchaser, or applicable law;

•	the due execution and delivery by Parent and Purchaser of the Merger Agreement and the enforceability of the Merger Agreement against Parent and Purchaser;

•	the absence of required consent, order, license or registration with any governmental authority;

•	the absence of legal proceedings involving Parent or its affiliates;

•	the financing commitments and limited guarantees obtained by Parent for the transactions contemplated by the Merger Agreement;

•	the Surviving Corporation’s solvency after giving effect to the transactions contemplated by the Merger Agreement;

•	the capitalization of Purchaser;

•	the accuracy of the information relating to Parent or its Subsidiaries for inclusion in certain SEC filings relating to the Offer;

•	the absence of stockholder and management arrangements;

•	ownership of the Company’s common stock by Parent, Purchaser and their respective affiliates;

•	the sole purpose of incorporation of the Purchaser;

•	the absence of finders’ or brokers’ fees; and

•	Parent’s independent investigation, review and analysis of the Company and its business.

None of the representations and warranties contained in the Merger Agreement will survive the consummation of the Merger. Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.”

For purposes of the Merger Agreement, “Company Material Adverse Effect” means any change, event, development, occurrence, state of facts, circumstance or effect (each, an “Effect”), that is, individually or in the aggregate with all other Effects, materially adverse to the business, financial condition, assets and liabilities, or results of operations of the Company and its subsidiaries, taken as a whole; provided that none of the following Effects will constitute nor shall be taken into account in determining whether there is a Company Material Adverse Effect:

•	changes affecting the economies or general business, economic or regulatory conditions of or financial, credit or capital market conditions anywhere in the world in which the Company and its subsidiaries operate,

•	changes in the trading volume or trading price of the Company common stock in and of itself (provided that the facts and circumstances giving rise to such changes in such volume or price may be deemed to constitute, and may be taken into account in determining whether there is, a Company Material Adverse Effect),

•	general changes in the industry in which the Company and its subsidiaries operate,

•	national or international political conditions, acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of the Merger Agreement,

•	changes in law or generally accepted accounting principles in the United States (“GAAP”) (or in the interpretation thereof),

•	any failure by the Company to meet any published analyst projections, estimates or expectations of the Company’s past or projected revenue, earnings or other financial performance or results of operations for any period, in and of itself, and any resulting analyst downgrade of the Company’s securities, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts and circumstances giving rise to such failures may be deemed to constitute, and may be taken into account in determining whether there is a Company Material Adverse Effect),

•	any legal or related proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company or the Board, relating to, in connection with, or arising out of the Offer, the Merger or the other Transactions, including the Schedule 14D-9,

•	any Effects directly or indirectly attributable to the execution, announcement or pendency of the Merger Agreement or the anticipated consummation of the Merger (including the identity of Parent as the acquirer of the Company), or any leaks or rumors related thereto, including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees, lenders, investors, subcontractors or partners,

•	fires, epidemics, quarantine restrictions, earthquakes, hurricanes, tornadoes or other natural disasters,

•	any matter set forth in the Company disclosure schedule to the Merger Agreement, and

•	any Effects resulting from or arising out of (1) the failure by the Company or any of its subsidiaries to take any action prohibited by the Merger Agreement or (2) any actions taken by the Company or any of its subsidiaries as required by the Merger Agreement or with the consent of Parent or Purchaser;

provided that, with respect to the first, third, fourth, fifth and ninth bullet above, only to the extent such Effect does not adversely affect the Company and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to others in the same industry.

Some of the representations and warranties in the Merger Agreement made by the Parent are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, would prevent or materially delay consummation of the Offer, the Merger or the other Transactions or performance by Parent of any of its obligations under the Merger Agreement.

Conduct of the Business of the Company.

The Merger Agreement provides that from the date of the signing of the Merger Agreement until the Effective Time, the Company will, and will cause each of its subsidiaries to, use commercially reasonable efforts to:

•	act and carry on its business in the ordinary course of business consistent with past practice;

•	preserve intact its material assets, properties, contracts or other legally binding understandings, licenses and business organizations;

•	keep available the services of its current officers and key employees; and

•	preserve the current relationships with customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and other persons with which the Company or any of its subsidiaries has business relations.

The Company has also agreed that, except as expressly provided or permitted by the Merger Agreement, the Company disclosure schedule to the Merger Agreement or as required by applicable law, during the period between the date of the Merger Agreement and the Effective Time or such earlier time as the Merger Agreement is terminated in accordance with its terms, the Company will not, and will not permit any of its subsidiaries to, directly or indirectly, do any of the following, among other things, without the prior written consent of Parent:

•	declare, set aside or pay any dividend or make any other distribution;

•	adjust, split, combine or reclassify any Shares, or issue or authorize or propose the issuance of any other Company securities in respect of, in lieu of or in substitution for, Shares or other equity or voting interest;

•	purchase, redeem or otherwise acquire any Company securities, except for the acquisition of Shares (i) from holders of Company Options in full or partial payment of the exercise price payable by such holder upon exercise of such Company Holders (to the extent required or permitted by their terms) or (ii) from holders of Company RSUs or Company MSUs in full or partial payment of any taxes payable by such holder upon the settlement of Company RSUs or Company MSUs (to the extent required or permitted by their terms);

•	deliver, sell, pledge, dispose of, grant, issue or transfer any Company security or authorize the foregoing, other than (i) upon exercise or settlement of Company Options, Company RSUs and Company MSUs that are outstanding as of the date of the Merger Agreement and in accordance with their terms as of that date, (ii) by a wholly-owned subsidiary of such subsidiary’s capital stock to the Company or another wholly-owned subsidiary of the Company or (iii) grants in connection with promotions or new hires or otherwise to employees, in each case, in the ordinary course of business consistent with past practice, and in any event not to exceed 100,000 Shares in the aggregate;

•	amend the certificate of incorporation, the bylaws or any other similar organizational document;

•	acquire any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof;

•	sell, lease or license, transfer, abandon, guarantee, exchange, incur, pledge, or otherwise dispose of or encumber any asset or property of the Company or its subsidiaries, in each case in excess of $250,000 other than in the ordinary course of business and capital expenditures permitted under the Merger Agreement;

•	incur, create, assume or otherwise become liable for indebtedness, issue or sell options, warrants, calls or other rights to acquire any indebtedness of the Company or its subsidiaries or take any action other than in the ordinary course of business that would result in any amendment, modification or change of any term of any indebtedness of the Company or any of its subsidiaries, except for (i) cash management and treasury activities entered into in the ordinary course of business up to $1,500,000 in the aggregate, including letters of credit, or (ii) intercompany loans;

•	make any capital expenditures that in the aggregate exceed (i) $1,000,000 if the Closing occurs within 90 days after the date of the Merger Agreement or (ii) $1,750,000 if the Closing occurs more than 90 days after the date of the Merger Agreement;

•

increase the compensation or benefits payable or to become payable to its directors, officers or employees, except for (i) increases in base salary or wages (other than with respect to executive officers) in the ordinary course of business consistent with past practice and not to exceed 10% individually, (ii) payments of bonuses pursuant to the terms of the Company’s 2017 bonus plan or pursuant to the terms of any “employee benefit plan” as defined in ERISA (whether or not subject to ERISA), and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) providing compensation or other benefits to any current or former director, officer, employee, consultant or independent contractor (or to any dependent or beneficiary thereof) of the Company, its Subsidiaries or any ERISA Affiliate, which are now maintained, sponsored or contributed to by the Company, a subsidiary of the Company or any ERISA Affiliate, or under which the Company, a subsidiary of the Company or any ERISA Affiliate has any material liability or obligations, including all incentive, bonus, pension, profit sharing, consulting, employment, retirement, deferred compensation, severance, vacation, paid time off, holiday, cafeteria, medical, disability, death, benefit, workers’ compensation, fringe benefit, change in control, stock purchase, stock option, stock appreciation right, phantom stock, restricted stock or other stock-based compensation plans, programs, practices, agreements or arrangements (a “Company Benefit Plan”) or other contract as in effect as of the date of the Merger Agreement or (iii) increases of salary, wages and target incentive compensation in connection with the promotion of an existing employee (other than executive officers) in amounts consistent with past practice for such positions;

•	grant any rights to severance or termination pay to, or enter into or amend any employment or severance agreement with, any director, officer, employee, independent contractor, or consultant of the Company or any of its subsidiaries (or any of their respective dependents or beneficiaries), or establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, employee, independent contractor, or consultant or any of their respective dependents or beneficiaries, or establish, adopt, enter into or amend any plan, program or arrangement that would be a Company Benefit Plan or Company Equity Plan if in existence on the date of the Merger Agreement, except (i) as required by any Company Benefit Plan of the Company or any of its Subsidiaries or policies with respect to severance or termination pay in existence on the date of the Merger Agreement or (ii) in connection with new hires, or in connection with any promotion, in the ordinary course of business consistent with past practice;

•	take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan or Company Equity Plan, except as contemplated in the Merger Agreement or as required by any Company Benefit Plan;

•	terminate the employment of any executive officer other than for “cause” or hire any new employees, except for non-officer employees with a base salary of less than $200,000 per year;

•	implement or adopt any material change in financial accounting policies, practices or methods, other than as may be required by GAAP or regulatory guidelines;

•	settle any proceedings if such settlement would require a payment by the Company in excess of $400,000 in any individual case or series of related cases or $2,000,000 in the aggregate, other than (i) as required by their terms as in effect on the date of the Merger Agreement and made available to Parent, or (ii) claims reserved against in the Company’s financial statements (for amounts not materially in excess of such reserves); provided that, in the case of each of (i) or (ii), the payment, discharge, settlement or satisfaction of such Proceeding involves solely the payment of money;

•	(i) change or rescind any material tax election, (ii) change any annual tax accounting period or any material method of tax accounting, (iii) file any income or other material tax return relating to the Company or any of its subsidiaries that has been prepared in a manner that is materially inconsistent with the past practices of the Company or such subsidiary, as applicable, (iv) file any amended income or other material tax return that could materially increase the taxes payable by the Company or its subsidiaries, (v) settle, compromise, or abandon any claim, investigation, audit or controversy relating to material taxes, or (vi) enter into any closing agreement with respect to any material tax;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its subsidiary (other than the Merger);

•

other than a renewal of a contract on terms no less favorable in all material respects in the aggregate to Company or its subsidiaries, enter into any new contract, or modify or amend an existing contract, if such contract (as so modified or amended, if applicable) (i) contains any non-competition agreement, exclusivity agreement or any other agreement or obligation which purports to limit in any respect (x) the ability of the Company or any of its subsidiaries to solicit customers or (y) the manner in which, or the localities in which the Company or any of its subsidiaries, or following consummation of the Transactions, Parent’s businesses, is or would be conducted, (ii) provides for indemnification by the Company or its subsidiaries of any person or entity, other than customary agreements relating to the indemnity of directors, officers and employees of the Company and its subsidiaries and indemnifications made in the ordinary course of business consistent with past practice, (iii) is a joint venture, joint product development or partnership agreement, (iv) grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of their subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or properties related to the Company’s business (whether prior to or following the completion of the Merger), (v) contains a “most favored nation” clause or (vi) restricts the use of the Company intellectual property;

•	engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	make any loans, advances or capital contributions to, or investments in, any person other than in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $100,000 (other than loans, advances or capital contributions to the Company or any direct or indirect wholly-owned subsidiaries or advances in the ordinary course of business consistent with past practices to employees of the Company or any of its subsidiaries);

•	implement any facility closings or reductions in force that could implicate the WARN Act;

•	enter into, amend or terminate any collective bargaining agreement, or agreement to form a work council or other agreement with any labor organization or works council

•	enter into any new line of business other than any line of business that is a reasonably foreseeable extension of any line of business as of the date of the Merger Agreement;

•	maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice; or

•	authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

No Solicitation.

After the date of the Merger Agreement and prior to the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, the Company and its subsidiaries will not (and the Company will cause its and their respective representatives not to):

•	initiate, solicit, or knowingly encourage, any Acquisition Proposal (as defined below) or an inquiry, indication of interest or request for non-public information (other than as are made by Parent, Purchaser or Parent’s affiliates or representatives) that would reasonably be expected to lead to an Acquisition Proposal (an “Acquisition Inquiry”) or otherwise knowingly cooperate, assist or participate in the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal;

•	engage in, participate or continue discussions or negotiations with any person with respect to an Acquisition Proposal or Acquisition Inquiry;

•	enter into any merger agreement, letter of intent, term sheet, agreement in principle or other similar agreement constituting or relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”) or enter into any contract or agreement requiring the Company to abandon, terminate or fail to consummate the Transactions;

•	terminate, waive, amend or modify any provision of, or grant permission under, any confidentiality agreement to which the Company or any of its subsidiaries is a party;

•	furnish to any person any non-public information, or to any personnel, of the Company or any of its subsidiaries, or afford access to the business, assets, books or other non-public information or to any personnel of the Company, in any such case to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any Acquisition Proposal or Acquisition Inquiry;

•	waive the applicability of all or any portion of a takeover law in respect of any person; or

•	resolve or agree to take any of the foregoing actions.

Promptly after the date of the Merger Agreement, the Company agreed to and did (i) cease any discussions or negotiations with any person that may be ongoing with respect to an Acquisition Proposal, or any Acquisition Inquiry, (ii) terminate “data room” access to such persons, and (iii) request the prompt return or destruction all confidential information concerning the Company and its subsidiaries furnished to each person that previously entered into a confidentiality agreement with respect to an Acquisition Proposal at any time within the three-month period immediately preceding the date of the Merger Agreement and cease to provide any further information with respect to the Company or any Acquisition Proposal. However, until 11:59 p.m. on September 30, 2016 (the “Excluded Party Deadline”) the Company was permitted to engage in discussions and negotiations with (and disclose the terms of the Merger Agreement to) any party who made a written Acquisition Proposal between August 1, 2016 and the date of the Merger Agreement and with whom the Company had been engaged in discussions (an “Excluded Party”), and the restrictions set forth in the first, third and sixth bullet points above did not apply to any Excluded Party until after the Excluded Party Deadline.

Notwithstanding the restrictions described above, at any time following the date of the Merger Agreement and prior to the Acceptance Time, if the Company receives a written Acquisition Proposal that did not result from a breach of the non-solicitation restrictions set forth in the Merger Agreement (a “Qualifying Acquisition Proposal”) and the Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the Qualifying Acquisition Proposal constitutes, or would reasonably be expected to lead to or result in, a Superior Proposal (as defined below), the Company and its representatives may (i) furnish to the person that has made the Qualifying Acquisition Proposal (and such person’s representatives) non-public information relating to the Company or any of its subsidiaries, in each case pursuant to an acceptable confidentiality agreement, and (ii) engage or participate in discussions or negotiations with the person (or such person’s representatives) that has made the Qualifying Acquisition Proposal.

The Company has agreed that it will promptly (and in any event within 48 hours) (i) provide Parent written notice of any Acquisition Inquiries or Acquisition Proposals (ii) disclose to Parent the material terms of any such Acquisition Proposal and (iii) provide or make available to Parent all material information and documents provided or made available by the Company, its subsidiaries or any Company representative to any person with respect to any such Acquisition Inquiry or Acquisition Proposal to the extent such information was not previously provided or made available to Parent. The Company is also required to keep Parent reasonably informed in all material respects on a reasonably prompt basis (and in any event within 24 hours of any material development) of the status and details (including material amendments) of any such Acquisition Proposal or Acquisition Inquiry. The Company will promptly, and in any event within 24 hours, following a determination by the Board that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

The Board’s Recommendation.

Subject to the provisions described below, the Board agreed to recommend that the holders of Shares tender their Shares to Purchaser pursuant to the Offer.

Except as permitted by the next paragraph, the Board will not (i) (1) withdraw, change, amend, modify or qualify or publicly propose to do the foregoing in any manner adverse to Parent or Purchaser, the Company Board Recommendation, (2) fail to include the Company Board Recommendation in the Schedule 14D-9 and will permit Parent and Purchaser to include the Company Board Recommendation in its SEC filing documents related to the Offer, (3) approve, adopt, endorse or recommend any Acquisition Proposal to the Company stockholders or publicly propose to do the foregoing, (4) subject to clause (5) below, fail to publicly reaffirm the Company Board Recommendation within three business days after Parent so requests in writing following any public statement by a member of the Board expressing opposition to the Offer or the Per Share Amount (it being understood that the Company will have no obligation to make such reaffirmation on more than three separate occasions), or (5) make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Board to the Company stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) within ten business days after the commencement of a tender or exchange offer in connection with such Acquisition Proposal (actions prohibited by this clause (i) being referred to as a “Change of Board Recommendation”) or (ii) authorize, cause or permit the Company or any of its subsidiaries to enter into any Alternative Acquisition Agreement.

Notwithstanding the foregoing, the Board may, at any time prior to the Acceptance Time, if (i) the Company has received a Qualifying Acquisition Proposal that the Board determines in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal and (ii) the Board determines in good faith (after consultation with its outside legal counsel) that its failure to effect a Change of Board Recommendation or terminate the Merger Agreement would be inconsistent with its fiduciary duties to the Company stockholders under applicable law, then the Board may (A) effect a Change of Board Recommendation and/or (B) terminate the Merger Agreement, in each case if and only if:

•	the Company has provided prior written notice to Parent, at least three calendar days in advance (the “Superior Proposal Notice Period”), that the Board has resolved to effect such a Change of Board Recommendation or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, and which notice will provide Parent with the material terms and conditions of the Superior Proposal;

•	if requested by Parent, the Company has negotiated with Parent in good faith during the Superior Proposal Notice Period to make any bona fide modifications proposed by Parent to the terms and conditions of the Merger Agreement so that such Superior Proposal would cease to constitute a “Superior Proposal” thereunder;

•	either (A) Parent has not, prior to the expiration of the Superior Proposal Notice Period, made a written offer to modify the terms of the Merger Agreement that would, upon the Company’s acceptance thereof, be binding on Parent or (B) the Board (after consultation with its financial advisor and outside legal counsel) has determined in good faith, after considering the terms of any irrevocable written offer by Parent to modify the terms of the Merger Agreement, that such Superior Proposal still constitutes a Superior Proposal (it being understood and agreed that any change to the financial or other material terms of an Acquisition Proposal previously subject to notice shall require a new notice to Parent with any reference to three calendar days’ notice period changed to one calendar day notice period); and

•	the event of any termination of the Merger Agreement in order to cause or permit the Company or any of its subsidiaries to enter into an Alternative Acquisition Agreement with respect to an Acquisition Proposal, the Company will have validly terminated the Merger Agreement in accordance with the terms thereof, including paying a termination fee of $42,862,000.

Notwithstanding anything in the Merger Agreement to the contrary, the Board may effect a Change of Board Recommendation prior to the Acceptance Time if an Intervening Event (as defined below) occurs and the Board determines in good faith (after consultation with its outside legal counsel) that its failure to effect a Change of Board Recommendation would be inconsistent with its fiduciary duties to the Company stockholders under applicable law; provided that the Board may not effect such Change of Board Recommendation unless:

•	the Company has provided prior written notice to Parent, at least three calendar days in advance (the “Intervening Event Notice Period”), of its intention to effect such a Change of Board Recommendation, which notice shall specify the details of such Intervening Event and the basis upon which the Board intends to effect a Change of Board Recommendation;

•	if requested by Parent, the Company will have negotiated with, and shall have caused the Company representatives to negotiate with, Parent in good faith during the Intervening Event Notice Period to make any bona fide modifications proposed by Parent to the terms and conditions of the Merger Agreement so as to obviate the need to effect a Change of Board Recommendation; and

•	either (A) Parent shall not have, prior to the expiration of the Intervening Event Notice Period, made an irrevocable written offer to modify the terms of the Merger Agreement that would, upon the Company’s acceptance thereof, be binding on Parent or (B) the Board (after consultation with its financial advisor and outside legal counsel) shall have determined in good faith, after considering the terms of any irrevocable written offer by Parent to modify the terms of the Merger Agreement, that the failure to make a Change of Board Recommendation in connection therewith would be inconsistent with its fiduciary duties to the Company stockholders under applicable law.

For purposes of this Offer to Purchase and the Merger Agreement:

“Acquisition Proposal” means any proposal or offer (whether written or otherwise) from any person or group (other than Parent or its subsidiaries) relating to, in a single transaction or series of related transactions:

•	any direct or indirect acquisition or license of assets of the Company or any of its subsidiaries (including securities of the subsidiaries of the Company) equal to more than 15% of the Company’s consolidated assets (measured by the fair market value at the time of determination) or to which more than 15% of the Company’s revenues or earnings on a consolidated basis are attributable (measured as of the 12-month period immediately preceding the date of determination),

•	any direct or indirect acquisition or issuance (whether by merger, consolidation or otherwise) of more than 15% of any class of equity securities of the Company,

•	any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any person or group (or the shareholders of any person or group) beneficially owning 15% or more of the outstanding voting power of the Company, or

•	any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution, extraordinary dividend or other similar transaction involving the Company which would result in any person or group (or the shareholders of any person or group) beneficially owning, directly or indirectly, more than 15% of the outstanding voting power of the Company or 15% of the voting power of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power). Whenever the term “group” is used in the Merger Agreement, it shall have the definition set forth in Rule 13d-3 of the Exchange Act.

“Superior Proposal” means any bona fide written Acquisition Proposal, not solicited in violation of the Merger Agreement, with all of the percentages included in the definition of Acquisition Proposal increased from 15% to 50%, that the Board determines in its good faith judgment (after consultation with the Company’s financial advisers and outside legal counsel), and considering such factors as the Board considers to be appropriate, to be (a) more favorable to the stockholders of the Company (other than Parent and its subsidiaries)

from a financial point of view than the Offer and the other Transactions (including any changes to the terms of the Offer and the Merger Agreement proposed by Parent and (b) reasonably capable of being completed in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of the proposal, including certainty of closing and the identity in case of the person making the Acquisition Proposal.

“Intervening Event” means any material event or development or material change in circumstances with respect to the Company and its subsidiaries taken as a whole that (a) was not known by the Board as of, or prior to, the date of the Merger Agreement and becomes known to the Board prior to the date scheduled for payment for Shares accepted for payment pursuant to the Offer (such date, the “Offer Closing”), or if known, the magnitude or consequences of which were not known or foreseeable by the Board as of the date of the Merger Agreement, (b) does not relate to any Acquisition Proposal and (c) is not a result of a breach of the Merger Agreement by the Company or any of its subsidiaries.

Parent Financing.

Parent and Purchaser have agreed to use reasonable best efforts to obtain the Financing on the terms and subject only to the conditions described in the Equity Commitment Letter and Debt Commitment Letter (together, the “Commitment Letters”) and the fee letters with respect to the Debt Financing delivered by Parent on or prior to the date of the Merger Agreement (the “Debt Fee Letter”), including using their reasonable best efforts to:

(i) promptly negotiate definitive agreements on the terms and subject only to the conditions contained in the Debt Commitment Letter;

(ii) promptly satisfy (or obtain a waiver to) or cause the satisfaction (or waiver) of all conditions in the Commitment Letters and the definitive agreements for the Financing applicable to Parent or Purchaser, as applicable, and within Parent’s or Purchaser’s control (the “Financing Agreements”);

(iii) consummate the Financing on or prior to the date on which the consummation of the Offer is required to occur;

(iv) accept (and comply with) all “flex” provisions contemplated by the Debt Commitment Letter, the Debt Fee Letter and the Financing Agreements to the extent such “flex” provisions are exercised;

(v) enforce its rights under the Commitment Letters;

(vi) comply with and maintain in effect the Commitment Letters; and

(vii) in the event that the conditions set forth in the Merger Agreement and the Commitment Letters have been satisfied or, upon funding would be satisfied, cause the lenders to fund the full amount of the Debt Financing and VEPF VI to fund the full amount of the Equity Financing at or prior to the Acceptance Time (or if less, such amount as is sufficient to pay the Per Share Amount for all Shares tendered in the Offer, the Merger Consideration, any other amounts required in connection with the consummation of the Transactions and, together with the Company’s cash on hand as of the Closing Date, all associated fees, costs and expenses in connection with the Offer, the Merger and the other Transactions, including the Financing, in each case, to the extent required to be paid on the Closing Date (the “Required Amount”)). However, in no event will Parent or Purchaser be required to pay additional fees in excess of, or to agree to conditions or economic terms of the Financing that are less favorable (in the aggregate) to Parent and Purchaser, as applicable, than those contemplated by the Commitment Letters and the Debt Fee Letter as of the date of the Merger Agreement.

Purchaser will promptly notify the Company in the event any portion of the Debt Financing becomes unavailable (unless such portion is not reasonably required to consummate the Transactions) and use its reasonable best efforts to obtain, as promptly as practicable, alternative financing in an amount sufficient to pay

(when added to the Equity Financing) the Required Amount upon terms and conditions not less favorable, taken as a whole, to Purchaser and to the Company (with respect to conditionality) than those in the Debt Commitment Letter and the Debt Fee Letter as promptly as reasonably practicable following the occurrence of such event but no later than the Closing Date, provided that such alternative financing will not have any of the effects described in clauses (1) through (4) in the below paragraph.

Parent and Purchaser have the right to amend, restate, substitute, supplement or otherwise modify, or waive any of its rights under, the Commitment Letters, the Debt Fee Letter and/or any definitive agreements relating to the Financing. However, without the prior written consent of the Company, no such amendment, replacement, supplement, modification or waiver will (1) reduce the aggregate amount of the Financing to be funded on the Closing Date unless the Equity Financing, Debt Financing, alternative financing permitted in accordance with the Merger Agreement or cash on hand of Purchaser is increased by a corresponding amount (or, subject to certain limitations, Purchaser draws a corresponding amount under the Revolving Credit Facility), (2) add conditions precedent to the Financing or amend, replace, supplement or modify any existing conditions precedent to the Financing in a manner that would reasonably be expected to prevent, impede or delay the funding of the Financing, (3) adversely impact the ability of Parent or Purchaser, as applicable, or, in the case of the Equity Commitment Letter and Limited Guarantee, the Company to enforce or cause the enforcement of its rights under the Commitment Letters or the definitive agreements relating to the Financing, or (4) impose obligations on the Company or its affiliates prior to the Closing Date. In addition, Parent or Purchaser, as applicable, may amend the Commitment Letters and the Debt Fee Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter as of the date of the Merger Agreement.

Parent or Purchaser will keep the Company reasonably informed of the status of its efforts to arrange and obtain the Financing, including notifying the Company promptly if at any time prior to the Closing Date: (i) the Commitment Letters or Financing Agreements expire or are terminated, (ii) Parent or Purchaser obtains knowledge of any material breach or default by any party to any Commitment Letter or Financing Agreement, (iii) Parent or Purchaser receives any written communication from any person providing a Commitment Letter with respect to any (1) actual, potential or threatened breach, default, termination or repudiation by any party to the Commitment Letters with respect to a material provision of the Commitment Letters or (2) a material dispute or disagreement between or among any parties to the Commitment Letters with respect to the obligation to fund the Financings or the amount of the Financings to be funded upon the consummation of the Offer and at the closing of the Merger or (iv) if Parent or Purchaser, as applicable, otherwise no longer believes in good faith that it will be able to obtain all or any portion of the Financing on the terms described in the Commitment Letters.

Financing Cooperation.

The Company will use its reasonable best efforts to, and will cause its subsidiaries and their respective representatives, to use reasonable best efforts to, cooperate with Purchaser in connection with the arrangement of the Debt Financing as may be reasonably requested by Purchaser, including its reasonable best efforts to:

•	participate (and use reasonable best efforts to cause members of senior management of the Company to participate) in a reasonable number of meetings with actual or prospective lenders, rating agency sessions and sessions or presentations with actual or prospective lenders or investors, due diligence sessions, road shows and drafting sessions,

•	reasonably assist Purchaser and the lenders in (i) the preparation of materials for rating agency presentations and bank books, lenders and investor presentations or other necessary or customary marketing documents and (ii) identifying any portion of the information that constitutes (or would constitute, if the Company were a public company) material, non-public information, and reasonably cooperate with the marketing efforts of Purchaser and the lenders for any portion of the Debt Financing,

•	furnish Purchaser and the lenders with the required financial statements and such other pertinent financial and other customary information regarding the Company and its subsidiaries as may be reasonably requested by Purchaser or the lenders in connection with the Debt Financing to the extent reasonably available to the Company,

•	subject to the occurrence of the Closing Date, facilitate the granting of a security interest (and perfection thereof) in collateral in connection with the Debt Financing, and the preparation, execution and delivery of guarantees, mortgages, other definitive financing documents or other certificates or documents as may reasonably be requested by Purchaser, including obtaining releases of any existing liens (to the extent required in the Debt Commitment Letter), provided that all of the foregoing shall be subject to the occurrence of the Closing Date and become effective no earlier than the Closing Date,

•	at least three (3) business days prior to the Closing Date, furnish Purchaser and the lenders with all documentation and other information reasonably requested with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations to the extent requested in writing at least nine (9) business days prior to the Closing Date,

•	providing a certificate of the chief financial of the Company with respect to solvency matters in the form attached to the Debt Commitment Letter, and customary authorization letters with respect to bank information memoranda authorizing the distribution of information to prospective lenders and including a customary representation to the lenders that the public side versions of such documents, if any, do not include material nonpublic information about the Company or its subsidiaries,

•	assist in the preparation, execution and delivery of credit, pledge and security documents and other definitive financing documents, which documents will be subject to the occurrence of the Closing Date and become effective no earlier than the Closing Date,

•	ensure that the lenders benefit from existing lending relationships of the Company and its subsidiaries;

•	obtain accountants’ comfort letters and consent letters, insurance certificates and endorsements at the expense of and as reasonably requested by Purchaser on behalf of the lenders, and

•	cooperate in satisfying the conditions precedent set forth in the Debt Commitment Letter or any definitive document relating to the Debt Financing to the extent satisfaction thereof requires the cooperation, or is within the control, of the Company, its subsidiaries or their respective representatives (subject to certain limitations set forth in the Merger Agreement).

•	Purchaser will be responsible for all fees and expenses related to the Financing and shall promptly reimburse upon request of the Company, reasonable and documented all out-of-pocket costs and expenses (including reasonable fees and expenses of counsel) incurred by the Company or its subsidiaries in connection with the above financing.

The areas of cooperation listed in the previous paragraphs are subject, in each case to the following:

•	Parent agrees to indemnify and hold harmless the Company, its subsidiaries and their respective representatives from and against any and all liabilities suffered or incurred by them in connection with the arrangement of the Financing, except to the extent arising from (i) historical information furnished in writing by or on behalf of the Company and its subsidiaries, including financial statements, or (ii) the willful misconduct, fraud or intentional misrepresentation of the Company or its subsidiaries.

•	No company officer or representative of the Company will be required to deliver any certificate or opinion or take any other action that becomes effective prior to the Closing Date or that would result in personal liability to such officer or representative (other than with respect to customary authorization letters with respect to bank information memoranda).

•

All non-public or other confidential information provided by the Company or any representatives of the Company pursuant to the Merger Agreement will be kept confidential in accordance with the Confidentiality Agreement, dated August 15, 2016, between the Company and Vista Equity Partners Management, LLC (the “Confidentiality Agreement”), except that Parent and Purchaser will be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that may become parties to the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.

In no event will VEPF VI, Parent, Purchaser or any of their respective affiliates (which for this purpose will be deemed to include each direct investor in Parent or Purchaser and the financing sources or potential financing sources of Parent, Purchaser and such investors) enter into any contract (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis or (ii) prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any person, in each case in connection with a transaction relating to the Company or any of its subsidiaries or in connection with the Offer or the Merger.

Efforts to Close the Transaction; Regulatory Undertakings.

In the Merger Agreement, each of Parent and the Company agree to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate and make effective the Transactions and to use their respective reasonable best efforts to cause the Tender Offer Conditions and the conditions to each party’s obligation to consummate the Transactions contemplated by the Merger Agreement to be satisfied as promptly as practicable (but in no event later than the Outside Date), including using their reasonable best efforts, to (i) obtain all governmental consents required for the consummation of the Offer and the Merger, (ii) effect all necessary registrations and filings with governmental authorities in order to consummate and make effective the Offer, the Merger and the other Transactions, (iii) comply with all requirements under applicable law and (iv) defend any proceedings challenging the Merger Agreement or the consummation of the Transactions.

In addition, each of the Company and Parent agreed to (i) make an appropriate filing of a Pre-merger Notification and Report Form pursuant to the HSR Act with respect to the Transactions with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and any other filings required under other applicable antitrust laws promptly, and in any event within ten (10) business days of the date of the Merger Agreement and (ii) make, as soon as practicable, such other necessary filings, notifications or registrations within fifteen (15) business days of the date of the Merger Agreement to obtain all government consents.

Parent also agreed to, and to cause its subsidiaries to, use its and their reasonable best efforts to avoid or eliminate any concerns on the part of, or to satisfy any conditions imposed by, any governmental authority under any antitrust law or any other person so as to enable the parties to consummate the Transactions as promptly as practicable, and in any event prior to the Outside Date, including (i) proposing, negotiating, offering to commit and effect (and if such offer is accepted, committing to and effecting), by consent decree, hold separate order or otherwise, the sale, divestiture, license or disposition of such assets or businesses of Parent or its subsidiaries and affiliates, now owned or hereafter sought to be acquired, (ii) terminating or amending any existing relationships and contractual rights and obligations of Parent or its subsidiaries and affiliates, or (iii) otherwise offering to take or offering to commit to take any action which it is capable of taking, and if the offer is accepted, taking or committing to take, such actions as are necessary, whether or not such actions limit or modify Parent’s rights of ownership in, or ability to conduct the business of, one or more of its operations, divisions, businesses, product lines, customers or assets, including, after the Closing, the business of the Company, in each case as if it is determined that such action is necessary in order to obtain all governmental consents necessary to satisfy the Regulatory Condition prior to the Outside Date and/or to avoid the entry of, or to effect the dissolution of, any antitrust order which would have the effect of preventing or delaying the consummation of the Offer and the Merger and the other Transactions beyond the Outside Date. Parent will also use its reasonable best efforts to ensure that (x) no requirement for a consent of the FTC, the Antitrust Division, any state attorney general or other governmental authority, (y) no order or proceeding, and (z) no other matter relating to any Antitrust Law, would preclude consummation of the Offer and the Merger prior to the Outside Date. In no event will Parent or its subsidiaries and affiliates be obligated pursuant to the Merger Agreement to, and the Company will not without the written consent of Parent, sell, divest, license or hold separate any capital stock or other equity interest, assets (whether tangible or intangible), rights, products or businesses, or to take or commit to take any action, that would be reasonably expected to (1) materially adversely affect the business of the Surviving Corporation and its subsidiaries, taken as a whole or (2) to the extent such sale divestiture, license or disposition impacts any affiliate, materially adversely affect the business of the affiliate and the affiliate’s subsidiaries, taken as a whole. In furtherance of the foregoing, each party shall keep the other party informed of all material matters, discussions and activities relating to any of the matters contemplated by this paragraph.

Employee Benefits.

For any Company employee that remains an employee of the Company or the Surviving Corporation, or any of their respective subsidiaries or affiliates (each a “Continuing Employee”), for a specified period of time Parent will provide, or will cause to be provided, to such Continuing Employees at least the same base salary, base hourly wages and cash incentive compensation opportunities as provided immediately prior to the Effective Time, employee benefits that are substantially equivalent in the aggregate to the employee benefits (other than equity-based awards, defined benefit, or non-qualified arrangements) provided immediately prior to the Effective Time, or otherwise as required by applicable law, and severance benefits no less favorable than those under the applicable benefit plans in effect immediately prior to the Effective Time.

Indemnification of Officers and Directors.

The Merger Agreement provides that Parent and the Surviving Corporation will indemnify and hold harmless each present or former director or officer of the Company or any of its subsidiaries against any costs and expenses (including reasonable legal fees and expenses), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any pending or threatened proceeding (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as an officer, director, employee, fiduciary or agent of the Company or any of its subsidiaries or other affiliates, to the extent that such action or omission occurred on or before the Effective Time, or relating to the Merger Agreement and the Transactions. The Merger Agreement also provides that Parent and the Surviving Corporation will pay all expenses (including reasonable legal fees and expenses) of each indemnified person unless it is ultimately determined in accordance with applicable law that such indemnified person is not entitled to indemnification.

The Merger Agreement also provides that all existing rights to indemnification to which the present directors and officers and, in certain instances, employees of the Company are entitled that are contained in the organizational documents of the Company will survive the Merger and will be observed by the Surviving Corporation to the fullest extent permitted by applicable law for a period of six (6) years from the Effective Time.

The Merger Agreement also provides that, for a period of six (6) years after the Effective Time, the Surviving Corporation will maintain in effect the Company’s current insurance coverage with respect to the Company’s directors and officers. The Company will, prior to the Effective Time, bind and purchase a tail policy to the Company’s current policy of directors’ and officers’ liability insurance for a period of six (6) years from the Effective Time, the cost of which will not exceed 300% of the annual premium currently paid by the Company for such insurance. If the premium for such insurance coverage does exceed such amount, the Surviving Corporation will be obligated to maintain the broadest policy as may be obtained for such amount.

Other Covenants.

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to certain regulatory filings, notices of certain events, public announcements, access to information, employee matters and confidentiality.

Termination of the Merger Agreement.

The Merger Agreement may be terminated and the Transactions may be abandoned prior to the Acceptance Time:

•	By mutual written consent of Parent and the Company, by action of their respective boards of directors;

•	By either Parent or the Company, if:

(a)	the Acceptance Time has not occurred on or before the Outside Date;

(b)	the Offer has expired pursuant to its terms and the terms of the Merger Agreement and the Acceptance Time has not occurred solely as a result of failure to satisfy the Minimum Tender Condition; provided that the right to terminate the Merger Agreement pursuant to this section (b) or the above section (a) will not be available to any party whose breach of the Merger Agreement has been the primary cause of, or resulted in, the occurrence of the events described in sections (a) or (b) (“Offer Acceptance Termination”); or

(c)	any court of competent jurisdiction or other governmental authority has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, the Shares pursuant to the Offer or consummation of the Merger, and such order shall have become final and non-appealable; provided that the right to terminate the Merger Agreement will not be available to any party whose breach of the Merger Agreement has been the primary cause of, or resulted in, the events described in this paragraph (c) or who have failed to comply in all material respects with certain of its obligations under the Merger Agreement (related to such party’s obligations to obtain certain consents, satisfy the Tender Offer Conditions and make certain filings, as applicable);

•	By Parent, if:

(a)	the Board (or committee thereof) has effectuated a Change of Board Recommendation, except that Parent’s right to so terminate will expire at 5:00 p.m. Pacific time on the tenth (10th) business day following the date on which such right to terminate first arose (“Board Recommendation Termination”); or

(b)	(i) there has be an inaccuracy in any representation or warranty of the Company contained in the Merger Agreement or a breach of any covenant of the Company contained in the Merger Agreement such that the Tender Offer Conditions set forth in clauses (iv) and (v) of Section 15—“Conditions of the Offer” would not be satisfied, (ii) Parent has delivered to the Company written notice of such inaccuracy or breach and (iii) either such inaccuracy or breach is not capable of cure or at least 30 days have elapsed since the date of delivery of such written notice to the Company and such inaccuracy or breach has not been cured; provided that Parent will not be permitted to so terminate the Merger Agreement in accordance with this paragraph (b) if any of the circumstances referred to in clauses (i) or (iii) of this paragraph (b) was primarily caused by the breach of the Merger Agreement by Parent or Purchaser (“Company Breach Termination”);

•	By the Company, if:

(a)	(i) the Board (or a committee thereof) determines to accept a Superior Proposal and enter into the Alternative Acquisition Agreement and (ii) the Company has complied with applicable non-solicitation provisions of the Merger Agreement with respect to such Superior Proposal; provided that such termination shall not be effective unless the Company has paid the termination fee of $42,862,000 (or $19,483,000 if the Superior Proposal giving rise to the right of termination is with an Excluded Party and such termination was made on or prior to the Excluded Party Deadline) to Parent concurrently with such termination (“Superior Proposal Termination”);

(b)

(i) there has been an inaccuracy in any representation or warranty or breach of any covenant of Parent or Purchaser contained in the Merger Agreement, in any case, that would reasonably be expected to have a Parent Material Adverse Effect, (ii) the Company has delivered to Parent written notice of such inaccuracy or breach and (iii) either such inaccuracy or breach is not capable of cure or at least 30 days has elapsed since the date of delivery of such written notice to Parent and such inaccuracy or breach has not been cured; provided that the Company will not be permitted to so terminate the Merger Agreement in accordance with this section (b) if any of the circumstances referred to in clauses (i) or (iii) of this paragraph (b) was primarily caused by the breach of the Merger Agreement by the Company (“Parent Breach Termination”);

(c)	Purchaser fails to commence the Offer within one (1) business day after it is otherwise obligated to commence (within the meaning of Rule 14d-2 under the Exchanger Act) the Offer pursuant to the Merger Agreement; provided that the Company does not have the right to so terminate the Merger Agreement if the Company has breached or failed to perform any of its covenants contained in the Merger Agreement, which breach or failure to perform is the primary cause of, or resulted in, Purchaser not commencing the Offer in a timely manner; or

(d)	(A) all of the Tender Offer Conditions have been and continue to be satisfied or waived (other than the Financing Proceeds Condition and those conditions that are to be satisfied at the Expiration Time but which would be capable of being satisfied if the Expiration Time were the time of such termination), (B) the Company has confirmed by written notice its intention to terminate the Merger Agreement pursuant to this section (d) if Parent and Purchaser fail to consummate the Offer Closing when required in accordance with the Merger Agreement, (C) Parent has failed to consummate the Offer within three (3) business days of the date the Offer Closing should have occurred in accordance with the Merger Agreement and (D) the Company stands ready, willing and able to consummate the Offer Closing and the Closing on the date following such three (3) business days and the Company gives Parent a written notice on or prior to such date confirming such fact (“Failure to Close Termination”).

Effect of Termination.

If the Merger Agreement is validly terminated in accordance with its terms by either the Company or Parent, it will become void and of no further force or effect and there will be no liability on the part of Parent, Purchaser, any Lender Related Party (as defined below) or the Company or their respective subsidiaries, officers, directors, employees, agents, equityholders or representatives, or any other Company Related Parties (as defined below) or Parent Related Parties (as defined below) (subject to certain designated provisions of the Merger Agreement which survive, including provisions relating to independent investigation, confidentiality and public announcements, among others). However, no person will be relieved by such termination of any liability incurred or suffered by a party as a result of any intentional breach by another Party of any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement. “Lender Related Parties” include the lenders and their respective affiliates, controlling persons, representatives and certain other individuals or entities. “Company Related Parties” include the Company and its affiliates and its current, former and future directors, officers, stockholders, affiliates, representatives and certain other individuals or entities. “Parent Related Parties” includes Parent, Purchaser, any Lender Related Party and each of their respective affiliates, directors, officers, stockholders, representatives and certain other individuals or entities.

Termination Fees.

In the event that:

•	the Merger Agreement is validly terminated by Parent pursuant to a Board Recommendation Termination or by the Company pursuant to a Superior Proposal Termination, then the Company shall pay to Parent concurrently with such termination, in the case of a termination by the Company, or within two business days thereafter, in the case of a termination by Parent, a termination fee of $42,862,000; provided that if the Merger Agreement had been validly terminated by the Company pursuant to a Superior Proposal Termination after the Agreement Date and prior to the Excluded Party Deadline in a circumstance in which the Superior Proposal giving rise to the right of termination is with an Excluded Party, then such termination fee would have been $19,483,000.

•	(i) the Merger Agreement is validly terminated by (x) Parent or Company pursuant to an Offer Acceptance Termination, if (1) at the final Expiration Date of the offer immediately preceding such termination all Tender Offer Conditions other than the Minimum Tender Condition had been satisfied (other than those Tender Offer Conditions that by their terms are to be satisfied at the Expiration Time, but which conditions would be capable of being satisfied if the Expiration Time were the time of such termination), (2) at the time of such termination the Commitment Letter shall not have been terminated, withdrawn or rescinded and (3) in the case of termination by the Company, only if at such time Parent would not be prohibited from terminating the Merger Agreement pursuant to an Offer Acceptance Termination, or (y) Parent pursuant to a Company Breach Termination as a result of an intentional breach by the Company, and (ii) (A) following the Agreement Date and prior to such termination, an Acquisition Proposal shall have been publicly disclosed or shall have otherwise become publicly known (and not publicly withdrawn or abandoned prior to the time of such termination) and (B) within 12 months after such termination, the Company consummates an Acquisition Proposal or enters into an Alternate Acquisition Agreement (in each case, whether or not the Acquisition Proposal referenced in the preceding clause) and such Acquisition Proposal is subsequently consummated (provided that for all purposes of this paragraph, the term Acquisition Proposal has the meaning as defined above, except that the references to “15%” shall be deemed to be references to 50%), then the Company shall pay to Parent the termination fee on the date no later than two business days after, and subject to, the consummation of such Acquisition Proposal.

•	In the event that the Company validly terminates the Merger Agreement pursuant to a Parent Breach Termination as a result of an intentional breach by Parent or Purchaser or a Failure to Close Termination or Parent shall terminate the Merger Agreement pursuant to an Offer Acceptance Termination at such time the Company could have terminated the Merger Agreement pursuant to a Parent Breach Termination as a result of an intentional breach by Parent or Purchaser or a Failure to Close Termination, then Parent shall pay the Company a fee equal to $101,310,000).

Expense Reimbursement.

If the Merger Agreement is terminated by Parent because of a Company Breach Termination as a result of an intentional breach by the Company, then the Company shall reimburse Parent for its actual and reasonable out-of-pocket expenses up to $5,000,000 (subject to the terms of the Merger Agreement). Such reimbursement by the Company will not relieve the Company of any subsequent obligation to pay the termination fee of $42,862,000 (or $19,483,000 if the Superior Proposal giving rise to the right of termination is with an Excluded Party and such termination was made on or prior to the Excluded Party Deadline) (less any expense reimbursement previously paid to Parent by the Company), and the existence of circumstances that could require the Company to pay such termination fee will not relieve the Company of the obligation to make such reimbursement.

Liability Limitation.

In no event shall Company and its affiliates be entitled to monetary recovery, fees or awards in excess of $101,310,000. In no event shall Parent and its affiliates be entitled to monetary recovery, fees or awards in excess of $42,862,000.

Specific Performance.

Prior to any valid termination of the Merger Agreement, the parties thereto are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms thereof, in addition to any other remedy to which they are entitled at law or at equity. The right of the Company to obtain an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded to fund the Per Share Amount and the Merger Consideration and

Parent’s and Purchaser’s obligations to cause the Acceptance Time to occur and to effect the Offer Closing and the Closing shall be subject to the requirements that:

•	the fifteen (15) consecutive business day marketing period for the Debt Financing is completed;

•	all Tender Offer Conditions or conditions to closing the Merger set forth in the Merger Agreement, were satisfied (other than those conditions that by their nature are to be satisfied at the Expiration Time or the Closing, but subject to the satisfaction or waiver of such conditions) or waived at the Expiration Time or the Closing;

•	the Company has irrevocably confirmed in writing to Parent that (A) if specific performance is granted and the Debt Financing (or alternative funding) and the Equity Financing were funded, then it will take such actions that are required of it by the Merger Agreement to cause the Offer Closing or the Closing, as applicable, to occur and (B) the Company is prepared, willing and able to effect the Offer Closing and the Closing, and

•	the Debt Financing (or alternative financing) has been funded, or will be funded at the Offer Closing (if the Equity Financing is funded), or the lenders have irrevocably confirmed to Parent in writing that the Debt Financing will be funded and available at the Offer Closing (if the Equity Financing is funded).

The Company acknowledges and agrees that no Lender Related Party shall have any liability or obligation to the Company in connection with the Merger Agreement or any Transactions if such Lender Related Party breaches or fails to perform any of its obligations under the Debt Commitment Letter. As such, the Company will not be entitled to directly seek the remedy of specific performance of the Merger Agreement against any Lender Related Party.

Expenses.

Except as otherwise provided in the Merger Agreement, all expenses incurred by the parties to the Merger Agreement will be paid by the party incurring such cost or expense.

Amendment.

The Merger Agreement may be amended by the Company, Parent or Purchaser by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, but only if such amendment is in writing and is signed by all parties to the Merger Agreement. Certain provisions of the Merger Agreement, however, may not be amended in a manner that adversely impacts the interests of any lender without the prior written consent of such party related to the lender.

Governing Law.

The Merger Agreement is governed by Delaware law.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

Merger Without a Meeting. If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights in connection with the Offer. In connection with the Merger, however, stockholders of the Company who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from accomplishment or expectation of the Merger and to receive payment of such fair value in cash). Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Per Share Amount and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Per Share Amount or the Merger Consideration. Moreover, Purchaser could argue in an appraisal proceeding that, for purposes of which, the fair value of such Shares is less than the Per Share Amount. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their Shares. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve Board (as defined below) discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the court, and (2) interest theretofore accrued, unless paid at that time. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which is the first date on which Purchaser irrevocably accepts for purchase the Shares tendered pursuant to the Offer, and twenty days after the date of mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Per Share Amount.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and the Company believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. The Merger Agreement provides that following the Acceptance Time, Purchaser will be merged with and into the Company, and, as of or immediately after the Effective Time, the Surviving Corporation’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended and restated in its entirety to be identical to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time, and as so amended, will be the certificate of incorporation of the Surviving Corporation, and as of the Effective Time, the Surviving Corporation’s bylaws as in effect immediately prior to the Effective Time will be amended and restated in its entirety to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time other than to change the name of Purchaser thereunder, and as so amended, will be the bylaws of the Surviving Corporation. The directors and officers of the Surviving Corporation will, from and after the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, be the respective individuals who are directors and officers of Purchaser immediately prior to the Effective Time.

Except as otherwise provided herein, it is currently expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential. Possible changes could include changes in the Company’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the Surviving Corporation in the Merger expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

As of the date of this Offer to Purchase, none of Parent or any of its affiliates has had discussions with, or entered into any agreement with, the Company’s directors or executive officers regarding the terms of employment with, or the right to purchase or participate in the equity of, the Surviving Corporation or one or more of its affiliates. Prior to or following the closing of the Offer and the Merger, however, Parent or Purchaser or their respective affiliates may have discussions with, and may enter into agreements with, certain executive officers regarding the terms of employment with, or the right to purchase or participate in the equity of, the Surviving Corporation or one or more of its affiliates. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Except as described above or elsewhere in this Offer to Purchase, neither Purchaser nor Parent has any present plans or proposals or is engaged in negotiations that would, in a manner material to the holders of Shares, relate to or result in (i) any extraordinary transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend rate or policy or indebtedness, (iv) any change in the Board or management of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (viii) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, or (x) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Parent and Purchaser intend to consummate the Merger as promptly as practicable following the Acceptance Time.

Stock Quotation. The Shares are currently listed on the NYSE. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Acceptance Time), the Shares will no longer meet the requirements for continued listing on the NYSE because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend and will cause the Company to delist the Shares from the NYSE.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, the Company will not establish a record date for, declare, set aside or pay any dividend on, or make any other distribution (whether in cash, securities or other property) in respect of, any shares of capital stock of the Company (other than dividends or distributions by a direct or indirect wholly owned subsidiary of the Company to its parent).

15.	Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), pay for any Shares validly tendered and not validly withdrawn prior to any then-scheduled Expiration Time in connection with the Offer unless:

•	(i) the Minimum Tender Condition shall have been satisfied; provided that for purposes of determining whether the Minimum Tender Condition has been satisfied, any Shares tendered in the Offer pursuant to guaranteed delivery procedures shall be included only if such Shares have been delivered pursuant to such procedures and in accordance with Section 251(h) of the DGCL;

•	(ii) the Regulatory Condition shall have been satisfied;

•	(iii) (A) the consummation of the Offer or the Merger shall not then be restrained, enjoined or prohibited by any order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other governmental authority of competent jurisdiction or there is in effect any law promulgated or deemed applicable to the Offer or the Merger by any governmental authority of competent jurisdiction which prevents the consummation of the Offer or the Merger, (B) no proceeding brought by a governmental authority shall be pending that seeks to limit or render Purchaser (or Parent on Purchaser’s behalf) unable to exercise full rights of ownership of the Shares, including the right to vote the Shares owned or purchased by it on all matters properly presented to the Company stockholders, and (C) no governmental authority shall have enacted, issued, promulgated, entered, enforced or deemed applicable to the Transactions any law that has the effect of making the consummation of the Transactions illegal or prohibiting or otherwise preventing the consummation of the Transactions (or taken any action that would have any of the foregoing consequences) collectively, the “Restraint Conditions”); provided that Parent and Purchaser shall not be permitted to assert that the Restraint Conditions have not been satisfied unless they have taken all actions required under the Merger Agreement applicable to Parent and Purchaser to have any such order lifted;

•	(iv) the representations and warranties of the Company set forth in (A) Merger Agreement Sections 2.2(a), (b) and (d) (Capitalization) shall be true and correct as of the Capitalization Date and as of immediately prior to the Expiration Time as if made on and as of immediately prior to the Expiration Time, except for such failure to be true and correct that would not reasonably be expected to result, individually or in the aggregate, in an increase of more than $10,000,000 in the aggregate amounts payable by Purchaser or Parent in the Transactions, (B) Merger Agreement Section 2.1(a) (Corporate Existence), Sections 2.2(c), (e), (f) and (g) (Capitalization), Section 2.3 (Corporate Authority), Section 2.17 (Finders; Brokers) and Section 2.19 (Opinion of Financial Advisor) (collectively, the “Fundamental Representations”) to the extent qualified by materiality or “Company Material Adverse Effect” shall be true and correct in all respects as of immediately prior to the Expiration Time as if made on and as of immediately prior to the Expiration Time except for representations and warranties in the Fundamental Representations that relate to a specific date or time (which need only be true and correct as of such date or time) and all of the Fundamental Representations to the extent not qualified by materiality or “Company Material Adverse Effect” shall be true and correct in all material respects as of immediately prior to the Expiration Date with the same force and effect as if made on and as of immediately prior to the Expiration Time except for representations and warranties in the Fundamental Representations that relate to a specific date or time (which need only be as true and correct as of such date or time), or (C) Merger Agreement Article II (other than in Merger Agreement Section 2.2 (Capitalization) and the Fundamental Representations) (without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein (except for the representation in Merger Agreement Section 2.8(a) (Absence of Certain Changes or Events))) shall be true and correct as of the date of the Merger Agreement and as of immediately prior to the Expiration Time as if made on and as of the Expiration Time except for such representations and warranties in the Merger Agreement that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), in each case, except for such failures to be true and correct, individually and in the aggregate, as have not had a Company Material Adverse Effect;

•	(v) the Company shall have performed in all material respects all of its obligations, covenants or agreements under the Merger Agreement to be performed or complied with by it prior to or on the Expiration Time;

•	(vi) since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect that is continuing;

•	(vii) Parent shall have received a certificate of the Company, signed by its chief executive officer or chief financial officer, dated as of the Expiration Time, certifying that the conditions specified in paragraphs (iv) and (v) above have been satisfied in accordance with the terms thereof;

•	(viii) the Merger Agreement shall not have been validly terminated in accordance with its terms or the Offer shall not have been terminated in accordance with the terms of the Merger Agreement (the “Termination Condition”);

•	(ix) the fifteen (15) consecutive business day marketing period for the Debt Financing shall have been completed; and

•	(x) the Financing Proceeds Condition shall have been satisfied.

The foregoing conditions are for the sole benefit of Purchaser and, subject to the terms and conditions of the Merger Agreement and applicable law, may be asserted or waived by Purchaser, in whole or in part at any time and from time to time prior to the Expiration Time in its sole discretion (other than the Minimum Tender Condition, the Regulatory Condition, the Termination Condition and the Restraint Conditions, which may be waived by Purchaser only with the prior written consent of the Company). The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board has approved the Merger Agreement, the Tender Agreements and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Based on information supplied by the Company and the approval of the Merger Agreement and the Transactions by the Board, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Parent nor the Company has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 15—“Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and Antitrust Division of the Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the fifteen (15) calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent and the Company each filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 30, 2016, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on October 17, 2016, unless earlier terminated by the FTC and the Antitrust Division, or if Parent withdraws its HSR filing under 16 C.F.R. §803.12 or if Parent or the Company receives a formal request for additional information or documentary material prior to that time (referred to as a “Second Request”). If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to ten (10) calendar days following the date of Parent’s or the Company’s (as applicable) substantial compliance with the Second Request. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, absent Parent’s and the Company’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result of such challenge will be.

Additionally, under the German Act against Restraints of Competition of 1957, as amended, the acquisition of Shares in the Offer and the Merger may not be completed until the Federal Cartel Office (“FCO”) has cleared the transaction or the waiting period of one month after submission of a complete notification has expired without the FCO having prohibited the transaction. Parent and the Company filed the required premerger filing with the FCO on September 30, 2016, and the waiting period with respect to the Offer and Merger is scheduled to expire on October 31, 2016, unless earlier terminated by the FCO and absent an investigation commenced by the FCO. The commencement of such formal investigation would extend the waiting period up to four months (five months if conditions or remedies are proposed by the parties) from the date of receipt by the FCO of the complete notification; further extensions of the waiting period would only be possible with the consent of the parties or in the event that the parties do not properly comply with their duty to provide information upon request from the FCO. The completion of the Offer and Merger without German merger control clearance could result in administrative penalties and the Offer and Merger being deemed invalid under German law. If the FCO determines that the acquisition of Shares in the Offer or the Merger would significantly impede effective competition, and particularly if it determines that such acquisition would lead to the creation or strengthening of a dominant market position, it may prohibit the acquisition of the Shares in the Offer or the Merger or impose other conditions or remedies, including divestitures.

17.	Fees and Expenses.

Parent and Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable and customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such state and to extend the Offer to holders of Shares in such state.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Directors and Executive Officers of Parent and Purchaser

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director, executive officer, manager and general partner of each member of the Participant Group (as defined below) and their affiliates are set forth below. All individuals listed below are United States citizens.

The sole stockholder of India Merger Sub, Inc., a Delaware corporation (“Purchaser”), is Delta Holdco, LLC, a Delaware limited liability company (“Parent”). Currently, the sole member of Parent is Delta Topco, LLC, a Delaware limited liability company (“Topco”). Vista Equity Partners Fund VI, L.P., a Cayman Islands exempted limited partnership (“VEPF VI”, and together with Purchaser and Parent, the “Participant Group”) is currently the sole member of Topco. The general partner of VEPF VI is Vista Equity Partners Fund VI GP, L.P. (“VEP VI GP LP”). The general partner of VEP VI GP LP is VEPF VI GP, Ltd. (“VEPF VI GP LTD”, and together with VEPF VI and VEP VI GP LP, the “Vista Entities”). Robert F. Smith (“Mr. Smith”) is the Director of VEPF VI GP LTD, and VEPF VI GP LTD has no other managers or executive officers.

The principal office address of Purchaser, Parent, Topco, the Vista Entities and Mr. Smith is c/o Vista Equity Partners Management, LLC, Four Embarcadero Center, 20th Floor, San Francisco, California, 94111. The telephone number at the principal office of Purchaser, Parent, Topco, the Vista Entities and Mr. Smith is (415) 765-6500.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Maneet S. Saroya	Director and President of Parent, Purchaser and Topco	Mr. Saroya joined Vista Equity Partners (“Vista”) in 2008. Prior to joining Vista, Mr. Saroya worked as a senior research analyst for JMP Securities, where he provided research for buy-side clients on public on-demand (SaaS) companies. Mr. Saroya previously worked as an associate for the enterprise software/applications team. Before his time with JMP, Mr. Saroya worked for Siebel Systems in a sales capacity for the CRM On Demand division. Prior to Siebel, Mr. Saroya worked for Cisco Systems in various operations roles.

Brian N. Sheth	Director and Vice President of Parent, Purchaser and Topco	Mr. Sheth co-founded Vista with Mr. Smith in 2000 and is the firm’s President. Prior to joining Vista, Mr. Sheth worked at Bain Capital, where he focused on leveraged buyouts of technology companies. Mr. Sheth also previously worked in the Mergers and Acquisitions Groups at Goldman, Sachs & Co. and Deutsche Morgan Grenfell, where he advised clients in a variety of industries, including software, hardware, semiconductors, and online media.

John Stalder	Vice President, Secretary and Treasurer of Parent, Purchaser and Topco	Mr. Stalder joined Vista in 2011. He sits on the board of TIBCO. Prior to joining Vista, Mr. Stalder worked in the Software & Services group at Pagemill Partners LLC, where he advised clients in a variety of verticals including software, IT services, and internet, among others.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Robert F. Smith	Director of VEPF VI GP LTD	Mr. Smith founded Vista Equity Partners in 2000 and is the firm’s Chairman and CEO. Mr. Smith currently sits on or participates in the boards of all Vista portfolio companies. He is Chairman of the investment committee and is actively involved in Vista’s direction, investment decisions, executive development and operational strategies. Prior to founding Vista, Mr. Smith was the Co-Head of the Enterprise Systems and Storage sector for Goldman, Sachs & Co.’s investment banking division. Mr. Smith also served as the business unit manager for Goldman’s Mergers and Acquisitions group. Before his time with Goldman, Mr. Smith worked in strategic planning and development at Kraft General Foods.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

By Facsimile:

For Eligible Institutions Only:

(617) 360-6810

For Confirmation Only Telephone:

(781) 575-2332

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833